Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among

COLUMBUS MCKINNON CORPORATION,

MEGATRON ACQUISITION CORP.

and

MAGNETEK, INC.

dated as of

July 26, 2015

i

INDEX OF DEFINED TERMS

Defined Term	Section

Acceptance Time	1.1(e)

Acquisition Proposal	7.3(f)(i)

Affiliates	10.15(a)

Agreement	Preamble

Business Day	10.15(b)

Capitalization Date	4.4

Certificate	2.8(a)

Certificate of Merger	2.3

Change in Recommendation	7.3(c)

Closing	2.2

Closing Date	2.2

Code	2.9(e)

Commitment Parties	7.15(b)(i)

Company	Preamble

Company Acquisition Agreement	7.3(a)

Company Balance Sheet	10.15(c)

Company Balance Sheet Date	10.15(d)

Company Board	Recitals

Company Book-Entry Share	2.8(a)

Company Common Stock	Recitals

Company Contract	10.15(e)

Company Disclosure Schedule	Article 4

Company Material Adverse Effect	10.15(f)

Company Party	9.3(c)

Company Performance Shares	2.9(b)

Company Permits	4.11

Company Preferred Stock	4.4

Company Restricted Shares	2.9(b)

Company Restricted Common Stock	2.9(a)

Company SEC Reports	4.6(a)

Company Stock Options	2.9(c)

Company Stock Plans	4.4

Company Termination Fee	9.3(a)(iii)

Confidentiality Agreement	7.1

Contract	4.3(a)

Debt Commitment Letter	7.15(b)(i)

Debt Financing	7.15(b)(ii)

DGCL	Recitals

Dissenting Shares	3.9

DOJ	7.2(b)

Effective Time	2.3

Employee Benefit Plans	4.17(a)

Environmental Laws	10.15(f)

ERISA	4.17(a)

Exchange Act	1.1(a)

Existing Plans	7.5

Expiration Date	1.1(d)

Export Laws	4.25

FCPA	4.24(a)

FTC	7.2(b)

GAAP	4.6(b)

Governmental Entity	4.3(b)

Hazardous Substance	10.15(h)

HSR Act	4.3(b)

HSR Condition	Annex A

Indemnified Claims	7.4(a)

Indemnified Parties	7.4(a)

Intellectual Property Rights	10.15(i)

Intervening Event	7.3(f)(iii)

Law	4.3(a)

Lenders	7.15(b)(iii)

Lien	10.15(j)

Merger	Recitals

Merger Consideration	2.8(a)

v

Merger Sub	Preamble

Minimum Tender Condition	Annex A

Nasdaq	1.1(d)

Necessary Consents	4.3(b)

Offer	Recitals

Offer Documents	1.1(b)

Offer Price	Recitals

Option Consideration	2.9(c)

Outside Date	9.1(b)(ii)

Outstanding Proposal	9.3(a)(i)

Order	4.3(a)

Parent	Preamble

Parent Material Adverse Effect	10.15(k)

Paying Agent	3.1

Pay-off Amount	7.6

Permitted Lien	10.15(k)

Person	10.15(m)

Recommendation	4.2(b)

Regulatory Law	10.15(n)

Representatives	7.3(a)

Revolving Credit Agreement	7.6

Schedule 14D-9	1.2(a)

Schedule TO	1.1(b)

SEC	1.1(b)

Subsidiary	10.15(o)

Superior Proposal	7.3(f)(ii)

Surviving Corporation	2.1

Tail Period	9.3(a)(i)

Taxes	10.15(p)

Tax Return	10.15(q)

Tax Sharing Agreement	10.15(r)

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of July 26, 2015 by and among COLUMBUS MCKINNON CORPORATION, a New York corporation (“Parent”), MEGATRON ACQUISITION CORP., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and MAGNETEK, INC., a Delaware corporation (the “Company”). Capitalized terms used but not defined in the context in which they are used shall have the respective meanings assigned to such terms in Section 10.15.

WHEREAS, the respective boards of directors of Parent, Merger Sub and the Company deem it advisable and in the best interests of their respective stockholders that Parent acquire the Company upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance thereof, Parent proposes to cause Merger Sub to commence a tender offer (as it may be amended from time to time as permitted by this Agreement, the “Offer”) to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) at a price of Fifty Dollars ($50.00) per share of Company Common Stock, net to the seller in cash, without interest (such amount or any greater amount per share paid pursuant to the Offer being hereinafter referred to as the “Offer Price”), subject to any withholding of Taxes required by applicable Laws, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, following the consummation of the Offer, the parties intend that Merger Sub will be merged with and into the Company (the “Merger”) without the approval of the Company’s stockholders in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Offer and the Merger, upon the terms and subject to the conditions set forth herein, (b) determined that this Agreement and such transactions are fair to, and in the best interests of, the Company and its stockholders, and (c) resolved to recommend that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock into the Offer;

WHEREAS, each of the boards of directors of Parent and Merger Sub has unanimously (a) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Offer and the Merger, upon the terms and subject to the conditions set forth herein, and (b) determined that this Agreement and such transactions are fair to, and in the best interests of, Parent and Merger Sub, respectively, and the stockholders of Parent and Merger Sub, respectively; and

WHEREAS, as a condition to and inducement to the Parent’s and Merger Sub’s willingness to enter into this Agreement, simultaneously with the execution of this Agreement, certain of the stockholders of the Company, including all of the members of the Company Board and the Company’s executive officers, are entering into tender agreements with Parent and Merger Sub.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE 1

THE OFFER

Section 1.1. The Offer.

(a) As promptly as practicable after the date hereof, but in no event later than the seventh Business Day after the date of the first public announcement of the execution and delivery of this Agreement, Parent shall cause Merger Sub to commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”)), and Merger Sub shall commence, the Offer. The obligation of Merger Sub to accept for payment and pay for shares of Company Common Stock validly tendered (and not withdrawn) pursuant to the Offer shall be subject only to those conditions set forth in Annex A (any of which may be waived by Merger Sub in its sole discretion; provided, however, that, without the prior written consent of the Company, Parent and Merger Sub shall not waive the Minimum Tender Condition).

(b) As soon as practicable on the date of commencement of the Offer (within the meaning of Rule 14d-2 under the Exchange Act), Parent and Merger Sub shall file with the United States Securities and Exchange Commission (the “SEC”) with respect to the Offer a Tender Offer Statement on Schedule TO (together with all amendments, supplements and exhibits thereto, the “Schedule TO”), which will comply as to form in all material respects with the provisions of applicable federal securities Laws and will contain an offer to purchase relating to the Offer and forms of related letters of transmittal and summary advertisement and other ancillary Offer documents and instruments pursuant to which the Offer will be made (which documents, together with any amendments, supplements or exhibits thereto, are referred to herein collectively as the “Offer Documents”), which shall be disseminated to the holders of shares of Company Common Stock as and to the extent required by the Exchange Act. Subject to the provisions of Section 7.3, the Schedule TO and the Offer Documents may include (and the Company hereby consents to the inclusion of) the Recommendation. Merger Sub may, but shall not be required to, provide guaranteed delivery procedures for the tender of shares of Company Common Stock in the Offer; provided, however, if Merger Sub provides guaranteed delivery procedures, for purposes of determining whether the Tender Condition has been satisfied, Parent and Merger Sub shall include for purposes of its determination thereof shares of Company Common Stock tendered in the Offer pursuant to guaranteed delivery procedures if and only if shares of Company Common Stock subject to such guarantees have been received by, or on behalf of, Merger Sub as of the Expiration Date. The Company shall promptly furnish to Parent and Merger Sub all information concerning the Company and its Subsidiaries that is required by applicable Laws to be included in the Schedule TO or the Offer Documents. Parent, Merger Sub and the Company shall cooperate in good faith to determine and include the information regarding the Company that is necessary, reasonably appropriate, or otherwise reasonably requested by Parent for inclusion in the Schedule TO and the Offer Documents to satisfy applicable Laws. Each of Parent, Merger Sub and the Company shall promptly correct any information provided by it or on its behalf for use in the Schedule TO or the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect and to supplement the information contained in the Schedule TO and the Offer Documents to include any information that shall become necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case, as and to the extent required by applicable Laws. Parent and Merger Sub shall take all steps necessary to cause the Schedule TO and the Offer Documents, as so corrected or supplemented, to be filed with the SEC and the Offer Documents, as so corrected, to be disseminated to the holders of Company Common Stock, in each case, as and to the extent required by applicable Laws. Parent and Merger Sub shall provide the Company and its counsel a reasonable opportunity to review and comment on the Schedule TO and the Offer Documents prior to the filing thereof with the SEC. Parent and Merger Sub shall provide in writing to the Company and its counsel any and all comments or other communications, whether written or oral, that Parent, Merger Sub or their counsel may receive from the SEC or its staff with respect to the Schedule TO and the Offer Documents promptly after such receipt, and Parent and Merger Sub shall provide the Company and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff (including a reasonable opportunity to review and comment on any such response, to which Parent and Merger Sub shall give due consideration to any comments made by the Company and its counsel) and to participate in any discussions with the SEC or its staff regarding any such comments.

(c) Each of Parent and Merger Sub expressly reserves the right to modify the terms of the Offer, except that neither Parent nor Merger Sub shall, without the prior written consent of the Company, (i) decrease the Offer Price payable in the Offer or change the form of consideration payable in the Offer, (ii) decrease the number of shares of Company Common Stock sought pursuant to the Offer, (iii) change or modify the conditions to the Offer in a manner adverse to the Company or holders of shares of Company Common Stock, (iv) impose additional conditions to the Offer, (v) amend or waive the Minimum Tender Condition, (vi) amend any term of the Offer in any manner materially adverse to the Company or holders of shares of Company Common Stock, or (vii) extend the then Expiration Date of the Offer, except as required or permitted in Section 1.1(d).

(d) The Offer shall initially be scheduled to expire at midnight (New York City time) on the 20th Business Day (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) following the commencement of the Offer (the initial expiration date, or such subsequent date to which the expiration of the Offer is extended pursuant to and in accordance with the terms of this Agreement, the “Expiration Date”). Notwithstanding the foregoing, Merger Sub shall extend the Expiration Date for any period required by the Exchange Act, the interpretations and positions of the SEC and its staff with respect thereto or the rules and regulations of the NASDAQ Stock Market, LLC (“Nasdaq”) applicable to the Offer or as may be required by any other Governmental Entity. Unless this Agreement has been terminated in accordance with Article 9 (and subject to each party’s rights to terminate this Agreement in accordance with Article 9), if, at any scheduled Expiration Date, all of the conditions to the Offer set forth in Annex A shall not have been satisfied or earlier waived, Merger Sub shall extend the Offer and the Expiration Date to a date that is not more than ten Business Days after such previously scheduled Expiration Date; provided, however, that Merger Sub shall not be required to extend the Offer and the Expiration Date to a date later than the Outside Date. Merger Sub shall not terminate or withdraw the Offer without the prior written consent of the Company, other than in connection with the termination of this Agreement in accordance with Article 9. In the event this Agreement is terminated pursuant to Article 9 prior to any scheduled Expiration Date, Merger Sub shall promptly (and in any event within 48 hours after such termination) irrevocably and unconditionally terminate the Offer. Merger Sub may not provide a “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.

(e) Subject to the terms of the Offer and this Agreement and the satisfaction or earlier waiver of all the conditions of the Offer set forth in Annex A as of the Expiration Date, Merger Sub shall promptly, on or after the Expiration Date, accept for payment (such time of acceptance for payment, the “Acceptance Time”) and promptly (and in any event within two Business Days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act)) pay for all shares of Company Common Stock validly tendered and not properly withdrawn pursuant to the Offer. Parent shall cause Merger Sub to have, on a timely basis, the funds necessary to purchase all shares of Company Common Stock that Merger Sub becomes obligated to purchase pursuant to the Offer.

Section 1.2. Company Actions.

(a) The Company will file with the SEC on the date of the commencement of the Offer a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule 14D-9”) containing the Recommendation; provided, however, that the Company Board may effect a Change in Recommendation as and to the extent permitted by Section 7.3. The Company agrees to cooperate with Parent and Merger Sub in mailing or otherwise disseminating the Schedule 14D-9 with the Offer Documents to the holders of Company Common Stock. Parent and Merger Sub shall promptly furnish in writing to the Company all information concerning Parent and Merger Sub required by applicable Laws to be set forth in the Schedule 14D-9. Parent, Merger Sub and the Company shall cooperate in good faith to determine the information regarding the Company that is necessary or reasonably appropriate to include in the Schedule 14D-9 to satisfy applicable Laws. Without limitation, the Schedule 14D-9 shall include the notice of availability of appraisal rights that Section 262(d)(2) of the DGCL requires the Company to deliver to the Company’s stockholders in connection with the Merger. Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it or on its behalf for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect and to supplement the information contained in the Schedule 14D-9 to include any information that shall become necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case, as and to the extent required by applicable Laws. The Company shall take all steps necessary to cause the Schedule 14D-9, as so corrected or supplemented, to be filed with the SEC and disseminated to the holders of Company Common Stock, in each case, as and to the extent required by applicable Laws. The Company shall provide Parent, Merger Sub and their counsel a reasonable opportunity to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC, and the Company shall give reasonable consideration to any comments made by Parent, Merger Sub and their counsel. The Company shall provide in writing to Parent, Merger Sub and their counsel any comments or other communications, whether written or oral, the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after such receipt, and the Company shall provide Parent, Merger Sub and their counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff (including a reasonable opportunity to review and comment on any such response, to which the Company shall give reasonable consideration to any comments made by Parent, Merger Sub and their counsel) and to participate in any discussions with the SEC or its staff regarding any such comments.

(b) In connection with the Offer, the Company shall furnish or cause to be furnished to Parent promptly (and in any event within three Business Days of the date of this Agreement) mailing labels containing the names and addresses of all of the Company’s stockholders of record, a non-objecting beneficial owners list and security position listings of Company Common Stock held in stock depositories, each as of a recent date, and shall furnish Parent with such additional information, including updated lists of stockholders and beneficial owners, mailing labels, security position listings and computer files, and such other information and assistance as Parent or its agents may reasonably request for the purpose of communicating the Offer to the record holders and beneficial owners of Company Common Stock. In addition, in connection with the Offer, the Company shall, and shall use its reasonable best efforts to cause third parties to, cooperate with Parent and Merger Sub to disseminate the Offer Documents to the holders of Company Common Stock subject to the Company Stock Plans and to permit such holders of Company Common Stock to tender their Company Common Stock into the Offer. Subject to the requirements of applicable Laws, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer and the Merger, Parent and Merger Sub and their agents (i) shall hold in confidence the information contained in any such labels, listings and files and will use such information only in connection with the Offer and the Merger, and (ii) following the termination of this Agreement in accordance with Article 9, shall promptly, at the election of Parent, deliver to the Company or destroy, and will use their reasonable best efforts to cause their agents to deliver to the Company or destroy, all copies and any extract or summaries of such information then in their possession or control and promptly certify to the Company in writing that all such material has been returned or destroyed.

ARTICLE 2

THE MERGER

Section 2.1. The Merger. Subject to the terms and conditions set forth in this Agreement, at the Effective Time, Merger Sub shall merge with and into the Company in accordance with the DGCL, whereupon the separate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger (sometimes herein referred to as the “Surviving Corporation”). The Merger shall be governed by Section 251(h) of the DGCL and shall be effected as soon as practicable following the consummation of the Offer without a meeting and without the approval of the Company’s stockholders; provided, however, that if, notwithstanding such express election to cause the Merger to be governed by Section 251(h) of the DGCL, the Merger may not be effected pursuant to Section 251(h) of the DGCL for any reason, then the parties hereto shall cause the Merger to be effected pursuant to a separate provision of the DGCL as promptly as practicable following the consummation of the Offer in a manner that is not adverse to the Company’s stockholders.

Section 2.2. Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Foley & Lardner LLP, 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202, at 10:00 a.m., local time, on the first Business Day after the satisfaction or waiver of the conditions set forth in Article 8, other than those conditions that by their nature are intended to be satisfied at the Closing, or such other location, time and date as Parent and the Company shall agree in writing consistent with Section 251(h) of the DGCL, unless this Agreement has theretofore been terminated in accordance with Article 9 (the actual time and date of the Closing is referred to as the “Closing Date”). The parties intend that the Closing shall be effected, to the extent practicable, by conference call, the electronic delivery of documents and the prior physical exchange of certain other documents to be held in escrow by outside counsel to the recipient party pending authorization by the delivering party (or its outside counsel) of their release at the Closing.

Section 2.3. Effective Time. Currently with or as soon as practicable following the Closing, the Company and Merger Sub shall cause the certificate of merger (the “Certificate of Merger”), in such form as is required by the DGCL, to be executed, acknowledged and filed with the Secretary of State of the State of Delaware and make all other filings or recordings required by the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such other time as Merger Sub and the Company shall agree and specify in the Certificate of Merger (the “Effective Time”).

Section 2.4. Effects of the Merger. The Merger shall have the effects specified in the applicable provisions of the DGCL. Without limiting and subject to the foregoing, at the Effective Time, all of the property, assets, rights, privileges, immunities, powers and franchises of Merger Sub and the Company shall vest in the Company as the Surviving Corporation, and all of the debts, liabilities and duties of Merger Sub and the Company shall become the debts, liabilities and duties of the Company as the Surviving Corporation.

Section 2.5. Certificate of Incorporation. The certificate of incorporation of the Company shall be amended at the Effective Time so that it reads in its entirety in a form to be agreed upon by Parent and the Company in their reasonable discretion and, as so amended, shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended in accordance with applicable Laws.

Section 2.6. By-Laws. The by-laws of Merger Sub in effect immediately prior to the Effective Time shall, at the Effective Time, be the by-laws of the Surviving Corporation, until thereafter amended in accordance with the provisions thereof, the provisions of the certificate of incorporation of the Surviving Corporation and applicable Laws.

Section 2.7. Officers and Directors. The officers of the Company immediately prior to the Effective Time shall, at the Effective Time, be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The directors of Merger Sub immediately prior to the Effective Time shall, at the Effective Time, be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 2.8. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or any shares of capital stock of Merger Sub:

(a) Each share of Company Common Stock represented by a certificate (each, a “Certificate”) or book-entry (each, a “Company Book-Entry Share”) issued and outstanding immediately prior to the Effective Time (other than shares canceled pursuant to Section 2.8(c) and Dissenting Shares as provided in Section 3.9, and after giving effect to Section 2.9(a) and Section 2.9(b)) shall be converted into the right to receive cash in the amount of the Offer Price, without interest (the “Merger Consideration”), subject to any withholding of Taxes required by applicable Laws.

(b) All shares of Company Common Stock shall cease to be outstanding and shall be automatically canceled and retired and shall cease to exist, and each holder of a Certificate or

Company Book-Entry Shares, that, immediately prior to the Effective Time, represented any shares of Company Common Stock shall thereafter cease to have any rights with respect to such shares of Company Common Stock, except as otherwise contemplated by this Agreement or applicable Laws.

(c) Any shares of Company Common Stock held in the treasury of the Company or owned by Parent or any direct or indirect wholly owned Subsidiary of Parent (including Merger Sub) or the Company immediately prior to the Effective Time shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(d) Each share of Merger Sub common stock, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation, which shares at such time shall comprise the only outstanding shares of capital stock of the Surviving Corporation.

Section 2.9. Company Restricted Stock and Stock Options.

(a) The Company shall cause all awards of restricted shares of Company Common Stock heretofore granted under the Company Stock Plans that have not heretofore vested (“Company Restricted Common Stock”) to, immediately prior to the Acceptance Time, become fully vested and without further restrictions with respect to ownership rights thereto, thereby causing all shares of Company Restricted Common Stock (less shares withheld having a fair market value equal to the Taxes required to be withheld with respect thereto) to become shares of Company Common Stock that are converted into the right to receive, at the Effective Time, the Merger Consideration as provided in Section 2.8(a).

(b) The Company shall cause all awards of performance-based restricted shares heretofore granted under the Company Stock Plans that have not heretofore vested (“Company Performance Shares” and, together with the Company Restricted Common Stock, “Company Restricted Shares”) to, immediately prior to the Acceptance Time, become fully vested and without further restrictions with respect to ownership rights thereto, thereby causing all Company Performance Shares (less shares withheld having a fair market value equal to the Taxes required to be withheld with respect thereto) to become shares of Company Common Stock that are converted into the right to receive, at the Effective Time, the Merger Consideration as provided in Section 2.8(a). For purposes of this Section 2.9(b), the number of shares of Company Common Stock to be converted into the right to receive the Merger Consideration in respect of the Company Performance Shares shall be determined as if the performance objectives applicable to the Company Performance Shares had been achieved at the target performance level.

(c) The Company shall cause all outstanding options to acquire shares of Company Common Stock from the Company heretofore granted under the Company Stock Plans (“Company Stock Options”), whether or not then exercisable or vested, to cease to represent, as of the Acceptance Time, a right to acquire shares of Company Common Stock and to then be converted, in settlement and cancellation thereof, into the right to receive, at the Acceptance Time, a lump sum cash payment by the Surviving Corporation of an amount equal to (i) the excess, if any, of (A) the per share Merger Consideration over (B) the exercise price per share of the Company Common Stock subject to such Company Stock Option, multiplied by (ii) the number of shares of Company Common Stock for which such Company Stock Option shall not theretofore have been exercised (the aggregate amount of such cash payable to holders of all Company Stock Options, the “Option

Consideration”) (it being understood that each unexercised Company Stock Option as of the Acceptance Time with an exercise price equal to or greater than the per share Merger Consideration shall be cancelled at the Acceptance Time without consideration therefor).

(d) The Company Stock Plans shall terminate, and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest with respect to the capital stock or other voting securities of the Company, or for the issuance or grant of any right of any kind, contingent or accrued, to receive benefits measured by the value of a number of shares of Company Common Stock, shall be canceled effective as of the Acceptance Time, without any liability on the part of the Company (except as otherwise contemplated by this Agreement).

(e) At the Acceptance Time, the Surviving Corporation shall pay to each holder of Company Stock Options the cash payments to which such holder is entitled pursuant to this Section 2.9. No interest shall be paid or accrue on the cash payments contemplated by this Section 2.9. To the extent the Surviving Corporation or Parent is required or entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Stock Options and/or Company Restricted Shares with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of any other Tax Law, the amounts so withheld and paid over to the appropriate taxing authority by the Surviving Corporation or Parent, as the case may be, shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Stock Options and/or Company Restricted Shares in respect of which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.

(f) Immediately following the Acceptance Time, to the extent necessary, Parent shall deposit or shall cause to be deposited with the Company cash in U.S. dollars sufficient to pay the Option Consideration and the Company’s portion of any FICA or FUTA tax related thereto and related to the vesting of the Company Restricted Shares.

(g) By approving this Agreement, the Company Board shall be deemed to have approved and authorized each and every amendment to any of the Company Stock Plans, the Company Restricted Shares and the Company Stock Options as may be necessary or appropriate to give effect to the provisions of this Section 2.9.

Section 2.10. Certain Adjustments. If, between the date of this Agreement and the Acceptance Time and/or the Effective Time, (a) the outstanding shares of Company Common Stock shall have been increased, decreased, changed into or exchanged for a different number of shares or different class, in each case, by reason of any reclassification, recapitalization, stock split, split-up, combination or exchange of shares, (b) a stock dividend or dividend payable in any other securities of the Company shall be declared with a record date within such period, or (c) any similar event shall have occurred, then the Offer Price and Merger Consideration, as applicable, shall be appropriately adjusted to provide the holders of shares of Company Common Stock and Company Stock Options the same economic effect as contemplated by this Agreement prior to such event.

ARTICLE 3

PAYMENT OF MERGER CONSIDERATION

Section 3.1. Paying Agent. Within 20 Business Days following the date on which Merger Sub commences the Offer, Parent shall designate, and enter into an agreement with, such bank or trust company reasonably acceptable to the Company to act as paying agent in the Merger (the “Paying Agent”), which agreement shall provide that, before the Effective Time, Parent shall deposit or cause to be deposited with the Paying Agent in trust for the benefit of the holders of Company Common Stock cash in an amount sufficient to effect payment of the Merger Consideration to which holders of Company Common Stock are entitled pursuant to Section 2.8(a) and this Article 3.

Section 3.2. Payment Procedures.

(a) Promptly, but in no event later than three Business Days after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of Company Common Stock (other than holders of Company Book-Entry Shares held through The Depository Trust Company) that, immediately prior to the Effective Time, represented shares of Company Common Stock that were converted into the right to receive the Merger Consideration pursuant to Section 2.8(a) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent or, in the case of Company Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal) and (ii) instructions for use in effecting the surrender of the Certificates or Company Book-Entry Shares in exchange for the Merger Consideration. Such letter of transmittal shall be in customary form and have such other provisions as Parent may reasonably specify (such letter to be reasonably acceptable to the Company prior to the Effective Time). Notwithstanding anything to the contrary contained in this Agreement, no holder of Company Book-Entry Shares shall be required to deliver a Certificate or, in the case of Company Book-Entry Shares held through The Depository Trust Company, an executed letter of transmittal to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to Section 2.8(a). In lieu thereof, each holder of record of one or more Company Book-Entry Shares held through The Depository Trust Company whose Company Book-Entry Shares were converted into the right to receive the Merger Consideration shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as promptly as practicable after the Effective Time, in respect of each such Company Book-Entry Share, a cash amount in immediately available funds equal to the Merger Consideration, subject to any withholding of Taxes as required by applicable Laws, and such Company Book-Entry Shares of such holder shall forthwith be canceled.

(b) Upon surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents as Parent may appoint, together with such letter of transmittal, duly executed and completed, and such other documents as the Paying Agent may reasonably require, or delivery to the Paying Agent of an “agent’s message” in respect of Company Book-Entry Shares not held through The Depository Trust Company (or such other evidence, if any, of transfer as the Paying Agent may reasonably request), the holder shall be entitled to receive the Merger Consideration, subject to any withholding of Taxes as required by applicable Laws, in exchange for each share of Company Common Stock so surrendered formerly represented by such holder’s properly surrendered Certificates and/or Company Book-Entry Shares, as applicable, and the Certificate and/or Company Book-Entry Shares so surrendered shall forthwith be canceled. No interest shall be paid or accrue on the Merger Consideration.

(c) If any portion of the Merger Consideration is to be made to a Person other than the Person in whose name the applicable surrendered Certificate or Company Book-Entry Shares not held through The Depository Trust Company are registered, then it shall be a condition to the payment of such Merger Consideration that (i) the Certificate or Company Book-Entry Shares so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (ii) the Person requesting such payment shall have (A) paid any transfer and other Taxes required by reason of such payment in a name other than that of the registered holder of the Certificate or Company Book-Entry Shares surrendered or (B) established to the reasonable satisfaction of Parent that any such Taxes either have been paid or are not payable.

Section 3.3. Undistributed Merger Consideration. Any portion of the funds made available to the Paying Agent pursuant to Section 3.1 that remains undistributed on the date that is 12 months after the Effective Time shall be delivered to Parent or its designee, upon demand, and any of the Company’s stockholders who have not theretofore complied with this Article 3 shall thereafter look only to Parent for payment of the Merger Consideration to which such holders are entitled pursuant to Section 2.8(a) and this Article 3, and subject to Section 3.4, Parent shall pay the Merger Consideration to such holders.

Section 3.4. No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation, the Paying Agent or any of their respective representatives shall be liable to any Person in respect of any Merger Consideration duly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Laws. Any amounts remaining unclaimed by the Company’s stockholders at such date as is immediately prior to the time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by applicable Laws, become the property of the Surviving Corporation, free and clear of any claims or interests of any such stockholders or their successors, assigns or personal representatives previously entitled thereto.

Section 3.5. Investment of Merger Consideration. The Paying Agent shall invest the funds made available to the Paying Agent pursuant to Section 3.1 as directed by Parent on a daily basis; provided that no gain or loss thereon shall impact the amounts payable to the Company’s stockholders pursuant to Section 2.8(a) and this Article 3. Any interest and other income resulting from such investments shall be the property of, and shall be paid to, Parent.

Section 3.6. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby.

Section 3.7. Withholding Rights. To the extent that the Paying Agent, the Surviving Corporation or Parent is required to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock with respect to the making of such payment under the Code or any provision of any other Tax Law, the amounts so withheld and paid over to the appropriate taxing authority by the Paying Agent, the Surviving Corporation or Parent, as the case may be, shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by the Paying Agent, the Surviving Corporation or Parent, as the case may be.

Section 3.8. Stock Transfer Books. The stock transfer books of the Company shall be closed immediately upon the Effective Time, and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. At or after the Effective Time, the Certificates or Company Book-Entry Shares presented to the Paying Agent, the Surviving Corporation or Parent shall, subject to compliance with the provisions of this Article 3 by the holder thereof, represent only the right to receive the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby.

Section 3.9. Dissenting Shares. Notwithstanding anything to the contrary in this Agreement, but only to the extent required by the DGCL, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has properly exercised his, her or its appraisal rights in accordance with the DGCL (collectively, the “Dissenting Shares”) shall not be converted into the right to receive the applicable portion of the Merger Consideration, but instead shall be entitled to payment of the fair value of such shares in accordance with the DGCL (and, at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of the DGCL), unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost his, her or its appraisal rights, if any, under the DGCL. If any holder of Dissenting Shares shall have failed to perfect or shall have effectively withdrawn or lost such appraisal rights, then such holder’s shares of Company Common Stock shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the applicable portion of the Merger Consideration for each such share of Company Common Stock, in accordance with Section 2.8(a), without any interest thereon. Any portion of the funds made available to the Paying Agent pursuant to Section 3.1 that is not distributed to holders of shares of Company Common Stock pursuant to the other provisions of this Article 3 because such holders properly exercised and perfected their appraisal rights with respect thereto in accordance with the DGCL may be paid to the holders of such Dissenting Shares upon written instructions from Parent to the Paying Agent. The Company shall provide Parent notice of any written demands for appraisal of any shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company related thereto. Parent shall have the right to participate in and control all negotiations and proceedings with respect to the exercise of appraisal rights under the DGCL. The Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company SEC Reports filed with or furnished to the SEC on or after December 31, 2012 and prior to the date of this Agreement (excluding any disclosures set forth in any such Company SEC Reports solely under the heading “Risk Factors” or with regard to the safe harbor for forward-looking statements) or in the disclosure schedule delivered by the Company to Parent prior to the execution and delivery of this Agreement (the “Company Disclosure Schedule”) (it being understood and agreed that disclosure of any item in the Company Disclosure Schedule shall be deemed disclosure with respect to any section or subsection of this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure), the Company represents and warrants to Parent and Merger Sub as follows and as set forth on page five of the Company Disclosure Schedule:

Section 4.1. Organization and Qualification. Each of the Company and each of its Subsidiaries is a corporation or other entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization. Each of the Company and each of its Subsidiaries has full corporate or other power and authority to own, operate and lease the properties owned or used by it and to carry on its business as and where such is being conducted as of the date of this Agreement, except where the failure to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect and would not prevent or delay beyond the Outside Date the Company’s ability to consummate the Offer and the Merger. The Company and each of its Subsidiaries is duly licensed or qualified to do business as a foreign corporation or other entity, and is in good standing (to the extent such concept is legally recognized), in each jurisdiction wherein the character of the properties owned or leased by it, or the nature of its business, makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect and would not prevent or delay beyond the Outside Date the Company’s ability to consummate the Offer and the Merger. The copies of the Restated Certificate of Incorporation, as amended, and the Amended and Restated By-Laws of the Company, including any amendments thereto, set forth in the Company virtual data-room on the date hereof are correct and complete copies of such instruments as presently in effect.

Section 4.2. Authorization; Approval.

(a) The Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company or its stockholders are necessary to authorize this Agreement and to consummate the transactions contemplated hereby. No vote of the stockholders of the Company is necessary to adopt this Agreement or in connection with the consummation of the Offer or the Merger. This Agreement has been duly executed and delivered by the Company and constitutes a valid and legally binding obligation of the Company enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles.

(b) The Company Board has, by resolutions duly adopted at a meeting duly called and held, which resolutions have not been subsequently rescinded, modified or withdrawn in any way, (i) approved, and declared advisable, this Agreement and the transactions contemplated by this Agreement, including the Offer and the Merger, upon the terms and subject to the conditions set forth herein, (ii) determined that this Agreement and such transactions are fair to, and in the best interests of, the Company and its stockholders, (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares into the Offer (this clause (iii), the “Recommendation”), and (iv) approved this Agreement and such transactions for purposes of Section 203 of the DGCL.

(c) The Company has not opted out of Section 251(h) of the DGCL in its certificate of incorporation or taken any other action to preclude the use by the Company of Section 251(h) of the DGCL.

(d) Pursuant to applicable Law (including the DGCL) and the Restated Certificate of Incorporation, as amended, and the Amended and Restated By-Laws of the Company, the affirmative vote of the holders of Company Common Stock representing a majority of the outstanding Company Common Stock constitutes the only vote required of the holders of any class or series of the Company’s capital stock that would be, in the absence of Section 251(h) of the DGCL, required to adopt this Agreement and approve the transactions contemplated hereby, including the Merger.

Section 4.3. No Violation.

(a) The execution and delivery of this Agreement by the Company do not, and the consummation of the transactions contemplated hereby by the Company will not, result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or result by its terms in the termination, amendment, cancellation or acceleration of any obligation, in the loss of a material benefit or in increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or create any obligation to make a material payment to any other Person under, or result in the creation of a Lien (other than Permitted Liens) on any material assets of the Company or any of its Subsidiaries pursuant to, (i) any provision of the certificate of incorporation, by-laws or similar organizational document of the Company or any of its Subsidiaries or (ii) subject to obtaining or making the consents, approvals, Orders, authorizations, registrations, declarations and filings referred to in Section 4.3(b), (A) any agreement, contract, note, mortgage, bond, indenture, lease, benefit plan or other instrument (each, a “Contract”) to which the Company or any of its Subsidiaries is a party, (B) any judgment, injunction, ruling, order, decree or award of any Governmental Entity (each, an “Order”), or (C) any constitution, treaty, statute, law, principle of common law, ordinance, rule or regulation of any Governmental Entity or any rule or regulation of Nasdaq (each, a “Law”) applicable to the Company or any of its Subsidiaries, except, in the case of this clause (ii), as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect and would not prevent or delay beyond the Outside Date the Company’s ability to consummate the Offer and the Merger.

(b) No consent, approval, Order or authorization of, or registration, declaration or filing with, any supranational, national, state, provincial, municipal, local or foreign government or arbitrator or any instrumentality, subdivision, court, administrative agency or commission or other authority thereof (each, a “Governmental Entity”) or any other Person is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation of the Offer, the Merger and the other transactions contemplated hereby by the Company, except for those required under or in relation to (i) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and other Regulatory Laws, (ii) the Exchange Act, (iii) the DGCL with respect to the filing of the Certificate of Merger, (iv) any filings required to be made with any Governmental Entity related to the Company Permits, and (v) such consents, approvals, Orders, authorizations, registrations, declarations and filings the failure of which to make or obtain, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect and would not prevent or delay beyond the Outside Date the Company’s ability to consummate the Offer and the Merger. The consents, approvals, Orders, authorizations, registrations, declarations and filings required under or in relation to any of clauses (i) through (iv) above are hereinafter referred to as the “Necessary Consents.”

Section 4.4. Capitalization. The authorized capital stock of the Company consists entirely of (a) 15,000,000 shares of Company Common Stock and (b) 500,000 shares of Preferred Stock, par value $1.00 per share (“Company Preferred Stock”). As of the close of business on June 28, 2015 (the “Capitalization Date”), 3,568,540 shares of Company Common Stock were issued and outstanding, and there were no shares of Company Preferred Stock issued and outstanding. All issued and outstanding shares of Company Common Stock are validly issued, fully paid and non-assessable. As of the Capitalization Date, there were Company Stock Options representing the right to acquire an aggregate of 129,175 shares of Company Common Stock under (i) the Second Amended and Restated 2004 Stock Incentive Plan of Magnetek, Inc., as amended, (ii) the Amended and Restated 2010 Non-Employee Director Stock Option Plan of Magnetek, Inc., and (iii) the 2014 Stock Incentive Plan of Magnetek, Inc. (collectively, the “Company Stock Plans”). As of the Capitalization Date, there were Company Restricted Shares outstanding relating to an aggregate of 134,932 shares of Company Common Stock under the Company Stock Plans (assuming performance at target with respect to the Company Performance Shares). Except as set forth in this Section 4.4 and except for changes since the Capitalization Date resulting from the exercise of Company Stock Options outstanding on such date, as of the date of this Agreement, there are no (A) shares of capital stock or other voting securities of the Company issued or reserved for issuance, other than the shares of Company Common Stock reserved for issuance under the Company Stock Plans, (B) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of the Company, (C) options, warrants or other rights to purchase from the Company any capital stock or other voting securities of the Company or any securities that are convertible into or exchangeable for any capital stock or other voting securities of the Company, or (D) Contracts of the Company relating to the issuance, sale, transfer or redemption of any such capital stock or other voting securities, any such convertible or exchangeable securities or any such options, warrants or other rights.

Section 4.5. Subsidiaries. The Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock and other equity interests of each of its Subsidiaries, free and clear of all Liens, except Permitted Liens. All capital stock or other equity interests of each Subsidiary of the Company that are owned directly or indirectly by the Company are validly issued, fully paid and non-assessable.

Section 4.6. Filings with the SEC; Financial Statements; No Undisclosed Liabilities; Sarbanes-Oxley Act.

(a) The Company has filed or furnished, as the case may be, all required registration statements, prospectuses, reports, schedules, forms, statements and other documents required to be filed or furnished by it with or to the SEC since December 31, 2012 (collectively, including all exhibits thereto, the “Company SEC Reports”). None of the Company SEC Reports, as of their respective dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. All of the Company SEC Reports, as of their respective dates (or as of the date of any amendment to the respective Company SEC Report), complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended, and the Exchange Act. No Subsidiary of the Company is required to file or furnish any registration statement, prospectus, report, schedule, form, statement or other document with or to the SEC.

(b) Each of the financial statements of the Company included in the Company SEC Reports, as of their respective dates (and as of the date of any amendment to the respective Company SEC Report), complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q under the Exchange Act) applied on a consistent basis during the periods and the dates involved (except as may be indicated in the notes thereto) and fairly present, in all material respects, the consolidated financial position and consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries as of the respective dates or for the respective periods set forth therein, subject to, in the case of the unaudited interim financial statements, the absence of notes and normal year-end adjustments.

(c) Neither the Company nor any of its Subsidiaries has any liabilities or obligations required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP, except liabilities (i) as and to the extent reflected or reserved against on the Company Balance Sheet, (ii) incurred after the Company Balance Sheet Date in the ordinary course of business, (iii) incurred as a result of the execution and delivery of this Agreement, or (iv) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(d) The Company has implemented and maintains a system of internal control over financial reporting (as required by Rule 13a-15(a) under the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of its consolidated financial statements for external purposes in accordance with GAAP. The management of the Company has implemented and maintains disclosure controls and procedures (as required by Rule 13a-15(a) under the Exchange Act). The management of the Company has disclosed, based on its most recent evaluation of its system of internal control over financial reporting prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of its internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that would reasonably be expected to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(e) Prior to the date of this Agreement, the Company has made available to Parent copies of all comment letters received by the Company from the SEC since December 31, 2012 relating to the Company SEC Reports, together with all written responses of the Company thereto. As of the date of this Agreement: (i) there are no outstanding or unresolved comments in any such comment letters received by the Company from the SEC (or the staff of the SEC); and (ii) to the knowledge of the Company, none of the Company SEC Reports is the subject of any ongoing review by the SEC.

Section 4.7. Schedule 14D-9; Offer Documents. Neither the Schedule 14D-9 nor any information supplied by the Company in writing for inclusion in the Offer Documents or the Schedule TO will, at the respective times that the Schedule 14D-9, the Offer Documents, the

Schedule TO or any amendments, supplements or exhibits thereto are filed with the SEC or are first published, sent or given to stockholders of the Company, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Schedule 14D-9 will, when filed by the Company with the SEC, comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to information supplied by or on behalf of Parent or Merger Sub that is contained in any of the foregoing documents.

Section 4.8. Absence of Certain Changes. Except as contemplated by this Agreement, from the Company Balance Sheet Date until the date of this Agreement, there has not been (a) any event, occurrence or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect, (b) any declaration, setting aside or payment of any dividend or other distribution in respect of the capital stock of the Company, (c) any redemption or other acquisition by the Company of any capital stock of the Company, (d) any entry by the Company or any of its Subsidiaries into any employment, severance or termination agreement with any executive officer of the Company or any of its Subsidiaries, (e) any grant by the Company or any of its Subsidiaries of any material increase in severance or termination pay to any executive officer of the Company or any of its Subsidiaries, except as required under employment, severance or termination agreements in effect as of the date of the most recent financial statements included in the Company SEC Reports, (f) any change in accounting methods, principles or practices by the Company or any of its Subsidiaries materially affecting the assets, liabilities or business of the Company and its Subsidiaries taken as a whole, except as required by GAAP, the rules or policies of the Public Company Accounting Oversight Board or applicable Laws, (g) any sale, transfer or other disposition of any material assets of the Company or any of its Subsidiaries except assets that are obsolete or inventory sold in the ordinary course of business or (h) any material increase in indebtedness of the Company or any of its Subsidiaries for borrowed money, except in the ordinary course of business consistent with past practice under facilities existing on the date of this Agreement.

Section 4.9. Litigation. As of the date of this Agreement, there is no claim, action, suit, arbitration, proceeding, investigation or inquiry pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries before or by any Governmental Entity or arbitrator that, if decided adversely to the Company or any Subsidiary of the Company, would reasonably be expected to have a Company Material Adverse Effect and would not prevent or delay beyond the Outside Date the Company’s ability to consummate the Offer and the Merger.

Section 4.10. Laws and Orders. The Company and its Subsidiaries are in compliance with all Laws and Orders to which they are subject, except where the failure to so comply, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Since December 31, 2012, the Company and its Subsidiaries have not received written notice or, to the knowledge of the Company, oral notice of any violation or alleged violation of any Laws or Orders except for violations or alleged violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. All reports, registrations and returns required to be filed by the Company and its Subsidiaries with any Governmental Entity have been filed and were accurate and complete in all respects when filed, except where such failure to file or to be accurate and complete when filed, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.11. Licenses and Permits. Each of the Company and its Subsidiaries has all licenses, permits, franchises, approvals, authorizations, registrations, certifications, accreditations and consents of all Governmental Entities (collectively, the “Company Permits”) that are necessary or required for the lawful conduct of its business as conducted by it as of the date of this Agreement except for failures to have any Company Permits that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is violating any Company Permits except for such violations that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Since December 31, 2012, none of the Company or any of its Subsidiaries has received any notice of any action pending or, to the knowledge of the Company, threatened by any Governmental Entity to revoke, withdraw, modify, restrict or suspend any Company Permit, and no event has occurred which, with or without the giving of notice, the passage of time, or both, has resulted in, or could reasonably be expected to result in, a revocation, withdrawal, modification, restriction or suspension of any Company Permit, except for any such events that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.12. Real Property. The Company and/or its Subsidiaries have and own valid fee simple or leasehold estates in the real property owned, leased or subleased by the Company or any of its Subsidiaries, free and clear of all Liens (other than Permitted Liens), except where such failure to have fee simple or leasehold interests, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.13. Personal Property. The Company and/or its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under Contract to use, the machinery, equipment, furniture, fixtures and other tangible personal property and assets owned, leased or used by the Company or any of its Subsidiaries, free and clear of all Liens (other than Permitted Liens), except where such failure to have title, leasehold interests or rights to use, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.14. Tax Matters.

(a) Except for such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect:

(i) all Tax Returns required to be filed by, or on behalf of, the Company and each of its Subsidiaries have been filed when due (taking into account any applicable extensions of time) and were correct and complete when filed;

(ii) the Company and each of its Subsidiaries have timely paid or caused to be paid all Taxes shown as due on all Tax Returns that have been filed by, or on behalf of, the Company or its Subsidiaries; since the Company Balance Sheet Date, the Company and each Subsidiary of the Company have not incurred any liability for Taxes, other than Taxes incurred in the ordinary course of business consistent with the past practice of the Company and its Subsidiaries;

(iii) since December 31, 2012, no jurisdiction in which the Company or any of its Subsidiaries does not file Tax Returns has asserted in writing that the Company or any of its Subsidiaries is or may be liable for a Tax in that jurisdiction; and

(iv) there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Liens for Taxes not yet due or Taxes being contested in good faith for which adequate accruals or reserves have been established on the Company Balance Sheet.

(b) There are no Tax audits which could result in a material Tax deficiency pending with respect to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries have received a written notice of Tax audit which could result in a material Tax deficiency.

(c) During the five-year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(d) (i) Neither the Company nor any of its Subsidiaries is a party to any Tax Sharing Agreement (other than an agreement exclusively between or among the Company and its Subsidiaries) pursuant to which it will have any obligation to make any payments for income (or franchise Tax based on income) Taxes after the Acceptance Time and/or the Effective Time, and (ii) since December 31, 2012, neither the Company nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company).

(e) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

Section 4.15. Environmental Matters.

(a) Except for such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect: (i) there is no filed claim, action, suit, arbitration, proceeding, investigation or inquiry pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries by any Governmental Entity or other Person relating to the Company or any of its Subsidiaries and relating to or arising out of any Environmental Law; (ii) the Company and its Subsidiaries are, and since December 31, 2012 have been, in compliance with all Environmental Laws; and (iii) to the knowledge of the Company, there are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, arising under or relating to any Environmental Law or any Hazardous Substance (including any such liability or obligation retained or assumed by Contract or by operation of Law), and to the knowledge of the Company, there is no existing fact, condition, situation or set of circumstances that could reasonably be expected to result in any such liability or obligation.

(b) Notwithstanding anything to the contrary in this Agreement, the representations and warranties set forth in this Section 4.15 shall be the sole and exclusive representations and warranties of the Company with respect to Hazardous Substances and Environmental Laws.

Section 4.16. Intellectual Property. To conduct the business of the Company and its Subsidiaries substantially as conducted as of the date of this Agreement, neither the Company nor any of its Subsidiaries requires any Intellectual Property Rights that the Company and its Subsidiaries do not already own or have a valid license to use except for such Intellectual Property Rights the failure by the Company to own or license, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The Company has no knowledge of any infringement or misappropriation by others of Intellectual Property Rights owned by the Company or any of its Subsidiaries except where such infringement or misappropriation, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, the conduct of the businesses of the Company and its Subsidiaries as of the date of this Agreement does not infringe on or misappropriate any Intellectual Property Rights of others except where such infringement or misappropriation, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.17. Employee Benefits. Notwithstanding anything to the contrary in this Agreement, the representations and warranties set forth in this Section 4.17 shall be the sole and exclusive representations and warranties of the Company with respect to ERISA and Employee Benefit Plans.

(a) The Company Disclosure Schedule sets forth a correct and complete list, as of the date of this Agreement, of all “employee benefit plans,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and all other material employee benefit or compensation Contracts, arrangements and perquisite programs that are maintained by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is obligated to contribute for current or former directors or employees (or dependents or beneficiaries thereof) of the Company or any of its Subsidiaries (collectively, the “Employee Benefit Plans”); provided, however, that the Company Disclosure Schedule does not include Employee Benefit Plans that the Company or any of its Subsidiaries is legally required to maintain pursuant to the Law of any jurisdiction.

(b) All Employee Benefit Plans have been administered in accordance with their terms and in compliance with applicable Laws, including ERISA and the Code, except for instances of noncompliance where the failure to so administer or comply, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Since December 31, 2012, to the knowledge of the Company, there have been no “prohibited transactions” as defined in Section 406 of ERISA and Section 4975 of the Code, with respect to any Employee Benefit Plan.

(c) None of the Company, any of its Subsidiaries or any entity within the same “controlled group” as the Company or any of its Subsidiaries within the meaning of Section 4001(a)(14) of ERISA has ever contributed or been obligated to contribute to (i) a multiemployer plan, as defined in Section 4001(a)(3) of ERISA, (ii) a multiple employer plan, as defined in Section 413(c) of the Code, (iii) a multiple employer welfare arrangement, as defined in Section 3(40) of ERISA, or (iv) a plan subject to Title IV of ERISA.

(d) The Internal Revenue Service has issued a currently effective favorable determination letter or, with respect to any Employee Benefit Plan utilizing a prototype document, an opinion letter that may be relied on by such plan with respect to each Employee Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401 of the Code. No such determination letter or opinion letter has been revoked nor, to the knowledge of the Company, has revocation been threatened, and no such Employee Benefit Plan has been amended since the date of its most recent determination letter, opinion letter or application therefor in such a manner that would materially adversely affect its qualification.

Section 4.18. Labor Relations. There are no collective bargaining or other labor union agreements to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound. None of the employees of the Company or any of its Subsidiaries is represented by any union with respect to such employee’s employment by the Company or any of its Subsidiaries. Since December 31, 2012, none of the Company or any of its Subsidiaries has experienced any material labor disputes, strikes, work stoppages, slowdowns, lockouts or union organization attempts concerning any employees of the Company or any of its Subsidiaries nor, to the knowledge of the Company, is any such action threatened.

Section 4.19. Certain Contracts.

(a) Neither the Company nor any of its Subsidiaries is a party to any Contract that (i) is required to be filed with the SEC pursuant to Item 601 of Regulation S-K under the Exchange Act and has not been so filed (other than this Agreement), (ii) creates a partnership or joint venture, or (iii) by its terms, materially restricts (A) the conduct by the Company or any of its Subsidiaries or, to the knowledge of the Company, any of its other Affiliates (including Parent or any of its Affiliates after the Acceptance Time) of any line of business or in any geographic region or (B) the ability of the Company to perform its obligations under this Agreement.

(b) Each of the Company and its Subsidiaries and, to the knowledge of the Company, the other Person or Persons thereto has performed all of its obligations required to be performed by it under each Company Contract except for instances of noncompliance where the failure to comply, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.20. Insurance. The Company Disclosure Schedule sets forth a list of all insurance policies maintained by the Company and any of its Subsidiaries, including fire and casualty, general liability, product liability, business interruption, directors and officers and other professional liability policies, as to which the date of this Agreement is within the current policy period. All such policies are in full force and effect as of the date of this Agreement. All premiums due and payable to date under all such policies have been paid. None of the Company or any of its Subsidiaries has received written notice of cancelation or termination with respect to such policies.

Section 4.21. Opinion of Financial Advisor. The Company has received a written opinion (or oral opinion to be confirmed in writing) of Goldman, Sachs & Co., dated as of the date hereof, to the effect that, as of such date and based upon and subject to the matters set forth therein, the Offer Price and the Merger Consideration to be paid to holders of shares of Company Common Stock in the Offer and the Merger are fair, from a financial point of view, to such holders.

Section 4.22. Anti-Takeover Statute Not Applicable; No Rights Agreement. Assuming that the representations and warranties of Parent and Merger Sub set forth in Section 5.9 are true and correct, the Company Board has taken all necessary actions such that the restrictions on business combinations set forth in Section 203 of the DGCL will not be applicable with respect to this Agreement and the transactions contemplated by this Agreement. The Company has no “rights plan,” “rights agreement” or “poison pill” in effect as of the date of this Agreement.

Section 4.23. No Brokers or Finders. With the exception of the engagement of Goldman, Sachs & Co. by the Company, neither the Company nor any of its Subsidiaries has any liability or obligation to pay any fees or commissions to any financial advisor, broker or finder with respect to the transactions contemplated by this Agreement.

Section 4.24. Foreign Corrupt Practices Act.

(a) To the knowledge of the Company, neither the Company, nor any Subsidiary of the Company, nor any of their respective directors, officers, employees or agents, has, directly or indirectly, made, offered, promised or authorized any unlawful payment or gift of any money or anything of value to or for the benefit of any “foreign official” (as such term is defined in the US Foreign Corrupt Practices Act of 1977, as amended (“FCPA”)), foreign political party or official thereof or candidate for foreign political office for the purpose of: (i) influencing any official act or decision of such official, party or candidate; (ii) inducing such official, party or candidate to use his, her or its influence to affect any act or decision of a foreign governmental authority; or (iii) securing any improper advantage, in the case of (i), (ii) and (iii) above, in order to assist the Company or any of its Subsidiaries in obtaining or retaining business for or with, or directing business to, any Person.

(b) To the knowledge of the Company, neither the Company, nor any Subsidiary of the Company, nor any of their respective directors, officers, employees or agents, has made or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment of funds or received or retained any funds in violation of the FCPA or any other applicable anti-bribery or anti-corruption Laws.

(c) The Company and its Subsidiaries maintain systems of internal controls (including accounting systems, purchasing systems and billing systems) to facilitate compliance with the FCPA and any other applicable anti-bribery or anti-corruption Laws.

(d) To the knowledge of the Company, neither the Company, nor any Subsidiary of the Company, nor, any of their respective officers, directors, employees or sales representatives, is the subject of any allegation, voluntary disclosure, investigation, prosecution or other enforcement action related to the FCPA or any other applicable anti-bribery or anti-corruption Laws.

Section 4.25. Export Controls. The Company and its Subsidiaries are in compliance with the licensing requirements of the Export Administration Regulations (15 C.F.R. 730-774), the Arms Export Control Act (22 U.S.C. Section 2778) and the corresponding International Traffic in Arms Act (22 C.F.R. Section 120 et seq.) (collectively, “Export Laws”), except where the failure to so comply, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole. Since December 31, 2012, the Company and its Subsidiaries have not received written notice or, to the knowledge of the Company, oral notice of any violation or alleged violation of any Export Laws, except for violations or alleged violations that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 5.1. Organization and Qualification. Each of Parent and Merger Sub is a corporation or other entity duly organized, validly existing and in good standing (to the extent such concept is legally recognized) under the Laws of the jurisdiction of its incorporation or organization. Each of Parent and Merger Sub has full corporate or other power and authority to own, operate and lease the properties owned or used by it and to carry on its business as and where such is being conducted as of the date of this Agreement, except where the failure to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and Merger Sub is duly licensed or qualified to do business as a foreign corporation, and is in good standing (to the extent such concept is legally recognized), in each jurisdiction wherein the character of the properties owned or leased by it, or the nature of its business, makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. The copies of the certificate of incorporation and by-laws of each of Parent and Merger Sub, including all amendments thereto, made available by Parent to the Company are correct and complete copies of such instruments as presently in effect.

Section 5.2. Authorization. Each of Parent and Merger Sub has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, and except for the approval of Parent as the sole stockholder of Merger Sub (which approval Parent shall effect on the date hereof immediately following execution of this Agreement), no other corporate proceedings on the part of Parent, Merger Sub or their respective stockholders are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. No vote of the holders of any of Parent’s capital stock is necessary in connection with the consummation of the Offer and/or the Merger. This Agreement has been duly executed and delivered by Parent and Merger Sub and constitutes a valid and legally binding obligation of Parent and Merger Sub enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles.

Section 5.3. No Violation.

(a) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the consummation of the Offer, the Merger and the other transactions contemplated hereby by Parent and Merger Sub will not, result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or result by its terms in the termination, amendment, cancellation or acceleration of any obligation, in the loss of a material benefit or in increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or create any obligation to make a payment to any other Person under, or result in the creation of a Lien on any assets of Parent or any of its Subsidiaries pursuant to, (i) any provision of the certificate of incorporation, by-laws or similar organizational document of Parent or any of its Subsidiaries or

(ii) subject to obtaining or making the consents, approvals, Orders, authorizations, registrations, declarations and filings referred to in Section 5.3(b), any Contract to which Parent or any of its Subsidiaries is a party or any Order or Law applicable to Parent or any of its Subsidiaries, except, in the case of this clause (ii), as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(b) No consent, approval, Order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to Parent or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Parent or Merger Sub or the consummation of the Merger and the other transactions contemplated hereby, except for the Necessary Consents.

Section 5.4. Offer Documents; Schedule 14D-9. None of the Offer Documents, the Schedule TO or any information supplied by Parent or Merger Sub for inclusion in the Schedule 14D-9 will, at the time that the Offer Documents, the Schedule TO, the Schedule 14D-9 or any amendments, supplements or exhibits thereto are filed with the SEC or are first published, sent or given to stockholders of the Company, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information supplied by or on behalf of the Company in writing that is contained in any of the Offer Documents, the Schedule TO or any amendment, supplement or exhibit thereto. The Offer Documents and the Schedule TO will, when filed with the SEC or first published, sent or given to stockholders of the Company, as the case may be, comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder.

Section 5.5. Litigation. As of the date of this Agreement, there is no claim, action, suit, arbitration, proceeding, investigation or inquiry pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries before or by any Governmental Entity or arbitrator that, if decided adversely to Parent or Merger Sub, would prevent or materially delay or impede the consummation of the transactions contemplated hereby.

Section 5.6. Capitalization of Merger Sub. As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 200 shares of common stock, no par value, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature, other than those incident to its formation and pursuant to this Agreement and the transactions contemplated hereby.

Section 5.7. Available Funds. Parent’s and Merger Sub’s obligations hereunder are not subject to any conditions regarding Parent’s, Merger Sub’s or any other Person’s ability to obtain financing for the transactions contemplated herein. Parent and/or Merger Sub has available, or will have available at the time Merger Sub accepts for payment all shares of Company Common Stock validly tendered into the Offer and not properly withdrawn, and at the Effective Time, cash in an aggregate amount sufficient to pay the aggregate Offer Price, the aggregate Merger Consideration and the other payment obligations of Parent and Merger Sub hereunder, and to enable Parent and Merger Sub to perform all of their respective obligations hereunder and effect the Closing on the terms contemplated by this Agreement, and there is no restriction on the use of such cash for such purpose.

Section 5.8. No Brokers or Finders. With the exception of the engagement of Moelis & Company by Parent, neither Parent nor any of its Subsidiaries has any liability or obligation to pay any fees or commissions to any financial advisor, broker or finder with respect to the transactions contemplated hereby.

Section 5.9. Certain Agreements. Prior to the Company Board approving this Agreement, the Merger and the other transactions contemplated hereby for purposes of the applicable provisions of DGCL, neither Parent nor Merger Sub, alone or together with any other Person, was at any time, or became, an “interested stockholder” (as such term is defined in Section 203 of the DGCL) thereunder with respect to the Company or has taken any action that would cause any anti-takeover statute under the DGCL to be applicable to this Agreement, the Merger, or any of the transactions contemplated hereby. Neither Parent nor any of its Subsidiaries has any direct or indirect beneficial ownership, or sole or shared voting power, with respect to any shares of Company Common Stock (other than any such shares held by any employee benefit plan of Parent or any of its Subsidiaries or any trustee or other fiduciary in such capacity under any such employee benefit plan).

Section 5.10. Financing. Parent has delivered to the Company a correct and complete copy of the Debt Commitment Letter, pursuant to which, and in accordance with the terms and subject to the conditions thereof, the Commitment Parties have committed to lend the amounts set forth therein to Merger Sub for the purpose of funding the transactions contemplated by this Agreement. As of the date hereof, (a) the Debt Commitment Letter is in full force and effect and has not been withdrawn or terminated or otherwise amended, supplemented or modified in any respect, (b) the Debt Commitment Letter is, in the form so delivered, a legal, valid and binding obligation of Parent, and to the knowledge of Parent, the Commitment Parties, (iii) there are no Contracts (except for customary fee letters and engagement letters) relating to the Debt Financing, and (iv) no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Merger Sub under any term, or a failure of any condition, of the Debt Commitment Letter or otherwise, or, to the knowledge of Parent, result in any portion of the Debt Financing to be unavailable.

Section 5.11. Solvency. Neither Parent nor Merger Sub is entering into this Agreement or the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors. Assuming that the representations and warranties of the Company contained in this Agreement are true and correct in all material respects, and after giving effect to the transactions contemplated by this Agreement, at and immediately after the Effective Time, each of Parent and the Surviving Corporation (a) will be solvent (in that both the fair value of its assets will not be less than the sum of its debts and the present fair saleable value of its assets will not be less than the amount required to pay its probable liability on its recourse debts as they mature or become due), (b) will have adequate capital and liquidity with which to engage in its business, and (c) will not have incurred and does not plan to incur debts beyond its ability to pay as they mature or become due.

ARTICLE 6

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 6.1. Covenants of the Company. During the period commencing on the date of this Agreement and continuing until the earlier to occur of (i) the Effective Time and (ii) the termination of this Agreement in accordance with Article 9, except as contemplated by this Agreement, as set forth in the Company Disclosure Schedule or as approved in advance by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed), the Company agrees as follows:

(a) The Company shall, and shall cause each of its Subsidiaries to, (i) conduct its business in the ordinary course of business consistent with past practice, in each case, in all respects material to the Company and its Subsidiaries taken as a whole, (ii) operate its current business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and use commercially reasonable efforts to preserve its relationships with customers, suppliers and others having business dealings with it, in each case, to the end that its goodwill and ongoing business shall not be impaired in any material respect at the Effective Time, and (iii) use commercially reasonable efforts to preserve its workforce intact as such workforce exists as of the date of this Agreement; provided, however, that nothing in this Section 6.1(a) shall prevent the Company or any of its Subsidiaries from terminating the employment of an employee or hiring an individual to provide services with respect to the Company’s or its applicable Subsidiary’s business, so long as such termination or hiring is consistent with the operation of the Company’s or its applicable Subsidiary’s business in the ordinary course of business as conducted on the date hereof.

(b) Without limiting the generality of Section 6.1(a):

(i) The Company shall not, and shall not permit any of its Subsidiaries to, make any change or amendment to its certificate of incorporation, by-laws or similar organizational documents.

(ii) The Company shall not, and shall not permit any of its Subsidiaries to, declare, set aside, pay or make any material dividend or other distribution (whether in cash, stock or other property) with respect to the capital stock of the Company; provided, however, that any wholly owned Subsidiary of the Company may declare, set aside, pay and make any dividend or distribution with respect to its capital stock.

(iii) The Company shall not, and shall not permit any of its Subsidiaries to, purchase or redeem any shares of Company Common Stock or adjust, split, combine or reclassify any Company Common Stock (except pursuant to the exercise of Company Stock Options or pursuant to the surrender of shares of Company Common Stock to the Company in connection therewith or withholding of shares of Company Common Stock by the Company to cover withholding obligations).

(iv) The Company shall not, and shall not permit any of its Subsidiaries to, (A) amend any provision of any Employee Benefit Plan, (B) adopt or enter into any arrangement that would be an Employee Benefit Plan, or (C) increase the compensation or benefits of any officer or employee, except, in each case, (I) as required under the terms of any agreements, trusts, plans, funds or other arrangements existing as of the date of this Agreement, (II) as required by applicable Laws, (III) for increases in compensation or benefits of employees (other than officers) in the ordinary course of business consistent with past practice associated with a promotion or material increase in responsibility, or (IV) for increases in annual base salary for employees (other than officers) in the ordinary course of business consistent with past practice.

(v) Except for the issuance of Company Common Stock upon the exercise of Company Stock Options outstanding on the date of this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to, (A) grant, issue or sell any shares of capital stock or any other voting securities of the Company or any such Subsidiary of the Company or (B) issue any securities convertible into or exchangeable for, or options, warrants or other rights to purchase from the Company relating to, or enter into any Contract with respect to the issuance of, any shares of capital stock or any other voting securities of the Company or any such Subsidiary of the Company.

(vi) The Company shall not, and shall not permit any of its Subsidiaries to, (A) incur any indebtedness for borrowed money, except in the ordinary course of business consistent with past practice for working capital purposes under facilities existing on the date of this Agreement, or (B) make any loans or advances to any other Person, except in the ordinary course of business consistent with past practice.

(vii) The Company shall not, and shall not permit any of its Subsidiaries to, acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (A) acquisitions of supplies, materials and other assets in the ordinary course of business consistent with past practice, (B) acquisitions in an amount not in excess of the Company’s capital budget for 2015 as set forth in the Company virtual data-room on the date hereof, as may be amended in the ordinary course of business by the Company Board, and (C) other acquisitions not described in clauses (A) or (B) with a purchase price (including assumed indebtedness) that does not exceed $1,000,000 in the aggregate.

(viii) The Company shall not, and shall not permit any of its Subsidiaries to, sell, lease or otherwise transfer, or create or incur any Lien on, any of the Company’s or its Subsidiaries’ assets, properties, interests or businesses, other than (A) sales of inventory or other assets in the ordinary course of business consistent with past practice, (B) pursuant to Contracts in effect on the date of this Agreement, (C) dispositions of obsolete or worthless assets or properties, or (D) sales of assets, properties, interests or businesses with sale prices (including assumed indebtedness) that do not exceed $1,000,000 in the aggregate.

(ix) The Company shall not, and shall not permit any of its Subsidiaries to, (A) make any Tax election that results in an adverse change in a Tax liability or Tax refund that is material to the Company and its Subsidiaries taken as a whole, (B) waive any restriction on any assessment period relating to an amount of Taxes that is material to the Company and its Subsidiaries taken as a whole, or (C) settle or compromise any amount of income Tax or other Tax liability or refund that is material to the Company and its Subsidiaries taken as a whole, in the case of clauses (B) and (C), in a manner that is adverse to the Company and its Subsidiaries taken as a whole.

(x) The Company shall not, and shall not permit any of its Subsidiaries to, implement or adopt any change in its accounting principles, practices or methods that is material to the Company and its Subsidiaries taken as a whole, except as required by GAAP, the rules or policies of the Public Company Accounting Oversight Board or applicable Laws.

(xi) Subject to applicable Laws, the Company shall not, and shall not permit any of its Subsidiaries to, enter into, materially amend or terminate any Company Contract or any Contract that if entered into prior to the date hereof would have been a Company Contract, except in the ordinary course of business consistent with past practice.

(xii) The Company shall not, and shall not permit any of its Subsidiaries to, pay, discharge or satisfy any material claims, liabilities or obligations except in the ordinary course of business consistent with past practice or in accordance with their terms, or settle any material claim, action, proceeding or investigation, except in the ordinary course of business consistent with past practice.

(xiii) The Company shall not, and shall not permit any of its Subsidiaries to, authorize or enter into any Contract to do any of the foregoing.

(xiv) The Company shall not convene any regular or special meeting (or any adjournment or postponement thereof) of the stockholders of the Company other than, to the extent required by an Order of a court of competent jurisdiction, an annual meeting of stockholders for purposes of election of directors, ratification of the Company’s auditors and other routine matters; provided, that the Company shall use its commercially reasonable efforts to oppose any stockholder proposal presented at any such meeting (provided, for the avoidance of doubt, that this Section 6.1(b)(xiv) shall not require the directors of the Company to take any action or refrain from taking any action that the Company Board in good faith, after consultation with its outside legal counsel, determines would be inconsistent with their fiduciary duties under applicable Law).

Notwithstanding the foregoing, the provisions of clauses (v) and (vi) of this Section 6.1(b) shall not apply to any transaction between or among the Company and any of its wholly owned Subsidiaries or between or among any wholly owned Subsidiaries of the Company.

ARTICLE 7

ADDITIONAL AGREEMENTS

Section 7.1. Access to Information. From the date hereof until the Effective Time, except (a) for information that, if provided, would, based on the advice of counsel, adversely affect the ability of the Company or any of its Subsidiaries to assert attorney-client or attorney work product privilege or a similar privilege, or (b) as limited by applicable Laws (including Regulatory Laws), the Company shall cause its officers and the officers of its Subsidiaries to furnish Parent with such financial and operating data and other information with respect to the business and properties of the Company and its Subsidiaries as Parent may reasonably request; provided, however, that all requests for such information pursuant to this Section 7.1 shall be made through Mr. Scott S. Cramer, Vice President, General Counsel and Corporate Secretary of the Company, or such other Person as Mr. Cramer shall designate in writing to Parent; provided, further, that the Company shall use commercially reasonable efforts to cause such information to be made available in a manner that would not reasonably be expected to cause such waiver or violation. Parent shall, and shall cause its authorized representatives to, use their reasonable best efforts to minimize any disruption to the businesses of the Company and its Subsidiaries that may result from the requests for data and information pursuant to this Section 7.1. Information obtained by Parent or its representatives pursuant to this Section 7.1 shall be subject to the provisions of the confidentiality agreement, dated March 31, 2015, between the Company and Parent (the “Confidentiality Agreement”), which shall remain in full force and effect, and Parent and each such representative shall be deemed to be a party thereto.

Section 7.2. Reasonable Best Efforts.

(a) Each of the Company and Parent shall cooperate with and assist the other party, and shall use its reasonable best efforts, to promptly (i) take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to ensure that the conditions set forth in Annex A and Article 8 are satisfied and to consummate the transactions contemplated hereby as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtain and maintain all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any other Person, including any Governmental Entity, that are necessary, proper or advisable to consummate the Offer, the Merger and the other transactions contemplated hereby in the most expeditious manner practicable but in any event before the Outside Date (including obtaining the Necessary Consents). None of Parent, Merger Sub or any of their respective Affiliates shall take any action, refrain from taking any action or permit any action to be taken that is inconsistent with this Agreement or that would reasonably be expected to impede, delay or prevent the consummation of the transactions contemplated hereby.

(b) In furtherance and not in limitation of the foregoing, each party hereto shall (i) make or cause to be made an appropriate filing of a Notification and Report Form pursuant to the HSR Act and appropriate filings under all other applicable Regulatory Laws with respect to the transactions contemplated hereby as promptly as practicable, but in no event later than ten Business Days, after the date of this Agreement, and Parent and the Company shall each bear their own costs and expenses incurred in connection with such filings; provided that Parent shall pay any filing fees in connection therewith, and (ii) use its reasonable best efforts (A) to respond at the earliest practicable date to any requests for additional information made by the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other Governmental Entity, (B) to take all actions necessary to cause the waiting periods under the HSR Act and any other applicable Regulatory Laws to terminate or expire at the earliest possible date, (C) to take all actions necessary to obtain any necessary approval under applicable Regulatory Laws, (D) to resist in good faith, at each of their respective cost and expense, any assertion that the transactions contemplated hereby constitute a violation of the Regulatory Laws, and (E) to eliminate every impediment under any Regulatory Law that may be asserted by any Governmental Entity so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Outside Date), all to the end of expediting consummation of the transactions contemplated hereby. Such reasonable best efforts of Parent shall include, to the extent such actions would not, individually or in the aggregate, have a material adverse effect on the business of Parent and Parent’s Affiliates (including, after the Effective Time, the Surviving Corporation) taken as a whole, the obligation of Parent to agree to hold separate, divest or enter into a consent agreement or assume any obligation with regard to (1) any of the businesses, product lines or assets of Parent or Parent’s Affiliates, (2) after the Effective Time, any businesses, product lines or assets of the Surviving Corporation or any of its Subsidiaries acquired pursuant to this Agreement and/or (3) after the Effective Time, the Surviving Corporation or any of its Subsidiaries (including entering into customary ancillary agreements relating to any such divestiture of businesses, product lines or assets) as may be required by any applicable Governmental Entity (including the DOJ, the FTC or any court having jurisdiction), in each case, to avoid the filing of any suit or proceeding by any Governmental Entity seeking to enjoin the consummation of the transactions contemplated hereby or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Order in any suit or proceeding that would otherwise have the effect of restraining, preventing or delaying the consummation of the transactions contemplated hereby. To the extent such reasonable best efforts of Parent and/or the Company would require Parent and/or the Company to hold separate, divest or enter into a consent agreement or assume any obligation with regard to the Company or any of its Subsidiaries or any of their respective businesses, product lines or assets, Parent’s and/or the Company’s effectuation of such actions shall be contingent upon the consummation of the transactions contemplated hereby. Notwithstanding anything to the contrary in this Agreement, no action taken by Parent pursuant to this Section 7.2 shall entitle Parent to any reduction of the Offer Price or the Merger Consideration. Except as otherwise expressly contemplated by this Agreement, each of Parent and the Company shall not, and shall cause its Subsidiaries not to, take any action or knowingly omit to take any action within its reasonable control where such action or omission would, or would reasonably be expected to, result in (I) any of the conditions to the Offer set forth in Annex A or any of the conditions to the Merger set forth in Article 8 not being satisfied prior to the Outside Date or (II) a material delay in the satisfaction of such conditions. Neither Parent nor the Company will, directly or indirectly, extend any waiting period under the HSR Act or other Regulatory Laws or enter into any agreement with a Governmental Entity to delay or not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other, which consent shall not be unreasonably withheld, conditioned or delayed.

(c) In connection with this Section 7.2, the parties hereto shall, to the extent permitted by applicable Laws, (i) cooperate in all respects with each other in connection with any filing, submission, investigation or inquiry, (ii) promptly inform the other party of any communication received by such party from, or given by such party to, the DOJ, the FTC or any other Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case, regarding any of the transactions contemplated hereby, (iii) have the right to review in advance, and to the extent practicable each shall consult the other on, any filing made with, or written materials to be submitted to, the DOJ, the FTC or any other Governmental Entity or, in connection with any proceeding by a private party, any other Person, in connection with any of the transactions contemplated hereby, and (iv) consult with each other in advance of any meeting, discussion, telephone call or conference with the DOJ, the FTC or any other Governmental Entity or, in connection with any proceeding by a private party, with any other Person and, to the extent not expressly prohibited by the DOJ, the FTC or any other Governmental Entity or Person, give the other party hereto the opportunity to attend and participate in such meetings and conferences, in each case, regarding any of the transactions contemplated hereby. The parties hereto may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 7.2 as “Outside Counsel Only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to directors, officers or employees of the recipient unless express written permission is obtained in advance from the source of the materials (the Company or Parent, as the case may be) or its legal counsel. Notwithstanding anything to the contrary in this Section 7.2, materials provided to the other party hereto or its counsel may be redacted to remove references concerning the valuation of the Company and its Subsidiaries or other competitively sensitive information.

Section 7.3. Acquisition Proposals; Change in Recommendation.

(a) Except as permitted by this Section 7.3, following the execution of this Agreement, (i) the Company shall, and shall cause its directors, officers, employees, representatives and other agents, including investment bankers, attorneys, accountants and other advisors (collectively, the “Representatives”), and its Subsidiaries to, immediately cease any discussions or negotiations with any Person that may be ongoing with respect to an Acquisition Proposal and (ii) the Company shall not, and the Company shall cause its Subsidiaries and the Representatives not to, directly or indirectly, (A) encourage (including by way of furnishing or disclosing information), solicit or initiate the making of any Acquisition Proposal, (B) continue or otherwise participate in discussions or negotiations with, or furnish or disclose any information to, any Person (other than Parent or any of its Subsidiaries) in connection with any Acquisition Proposal, (C) waive or provide any consent under any “standstill” or similar restrictions contained in any confidentiality or other agreements to which the Company or any Subsidiary of the Company is a party that restricts the making of any Acquisition Proposal (provided, that (I) Parent acknowledges that (x) the Company Board has determined to grant waivers of such “standstill” restrictions for each Person that is an active participant in the Company’s strategic alternatives review process as of the date of this Agreement to permit such Person to submit an Acquisition Proposal on a confidential basis to the Company Board and (y) such waivers so granted shall not be deemed to be the solicitation of an Acquisition Proposal by the Company, the Representatives or any Subsidiary of the Company, whether prior to, on or after the date of this Agreement, and (II) the Company Board may waive or provide a consent under any such “standstill” or similar restriction if the Company Board determines in good faith, after consultation with its outside legal counsel, that failing to grant such waiver or consent would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Laws, and any waiver or consent so granted shall not be deemed to be the solicitation of an Acquisition Proposal by the Company, the Representatives or any Subsidiary of the Company, whether prior to, on or after the date of this Agreement), or (D) enter into any letter of intent, memorandum of understanding, agreement in principle or merger, acquisition or similar agreement contemplating or otherwise relating to any Acquisition Proposal (other than a confidentiality agreement referred to in Section 7.3(b)) (each, a “Company Acquisition Agreement”).

(b) Notwithstanding anything to the contrary in this Section 7.3, at any time prior to, but not after, the Acceptance Time, the Company and the Representatives may participate in discussions or negotiations with, or furnish or disclose nonpublic information to, any Person in response to an unsolicited, bona fide written Acquisition Proposal that is submitted to the Company by such Person after the date of this Agreement and prior to the Acceptance Time if (i) the Company Board determines in good faith, after consultation with a nationally recognized financial advisor and the Company’s outside legal counsel, that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal that was not solicited by the Company and did not otherwise result from a breach of this Section 7.3, (ii) prior to participating in discussions or negotiations with, or furnishing or disclosing any nonpublic information to, such Person, the Company (A) receives from such Person an executed confidentiality agreement containing confidentially terms not materially less restrictive upon such Person than the terms applicable to Parent under the Confidentiality Agreement and (B) promptly gives Parent written notice of the identity of such Person and a copy of such Acquisition Proposal (or, where no such copy is available, a reasonably detailed description of such Acquisition Proposal), and (iii) promptly after furnishing or disclosing any nonpublic information to such Person, the Company furnishes or discloses such information to Parent (to the extent such information has not been previously delivered or made available by the Company to Parent). The Company shall promptly (and, in any event, within 24 hours after any amendment or modification of, or material development with respect to, any such Acquisition Proposal, or at the reasonable request of Parent) notify Parent orally and in writing of the status of any such Acquisition Proposal, including any material developments, notifications, amendments or modifications thereto.

(c) Except as permitted by this Section 7.3, neither the Company Board nor any committee thereof shall (i) withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, the Recommendation in any manner adverse to Parent, (ii) fail to include the Recommendation in the Schedule 14d-9, (iii) if a tender or exchange offer for shares of capital stock of the Company that constitutes an Acquisition Proposal is commenced, fail to recommend against acceptance of such tender or exchange offer by the stockholders of the Company (including by taking no position with respect to the acceptance of such tender or exchange offer by the stockholders of the Company) within 10 Business Days after commencement thereof pursuant to Rule 14d-2 under the Exchange Act or (iv) approve, authorize or recommend or otherwise declare advisable, or propose publicly to approve, authorize or recommend or otherwise declare advisable, any Acquisition Proposal or Company Acquisition Agreement (each, a “Change in Recommendation”). Notwithstanding anything to the contrary in this Section 7.3, at any time prior to, but not after, the Acceptance Time, the Company Board may (A) subject to Section 7.3(d), make a Change in Recommendation with respect to an Intervening Event if (I) the Company provides Parent with written notice indicating that the Company, acting in good faith, believes that an Intervening Event has occurred and is reasonably likely to lead the Company Board to make the determination set forth in clause (II) of this Section 7.3(c)(A) and, therefore, plans to conduct a meeting of the Company Board for the purpose of considering whether to make such determination, which notice shall be delivered to Parent at least three Business Days prior to the date of such meeting of the Company Board and shall also include a description of the Intervening Event, and (II) the Company Board determines in good faith, after consultation with its outside legal counsel, that failing to make a Change in Recommendation in response to the Intervening Event (after taking into account any amendments to this Agreement proposed by Parent pursuant to Section 7.3(d)) would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Laws or (B) subject to Section 7.3(d), make a Change in Recommendation with respect to an Acquisition Proposal if (I) the Company provides Parent with written notice indicating that the Company, acting in good faith, believes that the applicable Acquisition Proposal constitutes a Superior Proposal and, therefore, plans to conduct a meeting of the Company Board for the purpose of considering whether the Acquisition Proposal constitutes a Superior Proposal, which notice shall be delivered to Parent at least three Business Days prior to the date of such meeting of the Company Board and shall also include a copy of such Acquisition Proposal (or, where no such copy is available, a reasonably detailed description of such Acquisition Proposal) and the identity of the Person making such Acquisition Proposal, (II) the Company Board makes the determination that the Acquisition Proposal (after taking into account any amendments to this Agreement proposed by Parent pursuant to Section 7.3(d)) constitutes a Superior Proposal, and (III) the Company Board determines in good faith, after consultation with its outside legal counsel, that failing to approve or recommend a definitive Company Acquisition Agreement with respect to the Acquisition Proposal would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Laws.

(d) During any three Business Day period specified in clause (A)(I) or clause (B)(I) of Section 7.3(c), Parent shall be entitled to deliver to the Company one or more written proposals for amendments to this Agreement and, if requested by Parent, the Company shall negotiate with Parent in good faith with respect thereto until the expiration of such three Business Day period. The Company Board shall not effect a Change in Recommendation pursuant to clause (A) or clause (B) of Section 7.3(c) unless the Company Board determines in good faith, after consultation with its outside legal counsel, taking into account all amendments to this Agreement proposed by Parent pursuant to this Section 7.3(d), that the failure of the Company Board to effect a Change in Recommendation would still be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Laws. Any material change to the facts and circumstances relating to an Intervening Event, or any material amendment of an Acquisition Proposal, including any revision to price, shall require the Company to deliver to Parent a new written notice and again comply with the provisions of clause (A) or clause (B), as applicable, of Section 7.3(c) and this Section 7.3(d).

(e) Nothing contained in this Section 7.3 shall prohibit the Company Board, directly or indirectly through the Representatives, from taking and disclosing to the stockholders of the Company a position contemplated by Rule 14d-9 and Rule 14e-2(a) under the Exchange Act with respect to an Acquisition Proposal or from making any disclosure to the Company’s stockholders required by applicable Laws; provided, that any disclosure permitted under this Section 7.3(e) (subject to the last sentence hereof) shall be deemed a Change in Recommendation unless it includes either an express rejection of the Acquisition Proposal or an express reaffirmation of the Recommendation. For the avoidance of doubt, a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, an express rejection of any Acquisition Proposal or an express reaffirmation of the Recommendation shall not be deemed to be a Change in Recommendation for purposes of this Agreement.

(f) For purposes of this Agreement:

(i) “Acquisition Proposal” shall mean any proposal or offer by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), other than Parent or any of its direct or indirect Subsidiaries, (A) to purchase or otherwise acquire shares of Company Common Stock (or securities exercisable, convertible, redeemable or exchangeable for Company Common Stock) representing more than 15% of the combined voting power of Company Common Stock outstanding after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or “group” (other than Parent or any of its direct or indirect Subsidiaries) that, if consummated in accordance with its terms, would result in such Person or “group” beneficially owning more than 15% of the combined voting power of Company Common Stock outstanding after giving effect to the consummation of such tender offer or exchange offer, (B) to purchase or otherwise acquire more than 15% of the consolidated tangible assets of the Company and its Subsidiaries taken as a whole (measured by the fair market value thereof, the related revenues applicable to such assets or the related net income applicable to such assets, in each case, as of the date of such sale, transfer, acquisition or disposition), or (C) to effect any merger, consolidation, business combination or other similar transaction involving the Company pursuant to which any Person or “group,” other than Parent or any of its direct or indirect Subsidiaries and other than the holders of Company Common Stock (as a group) immediately prior to the consummation of such transaction, would hold more than 15% of the combined voting power of the shares of the outstanding Company Common Stock.

(ii) “Superior Proposal” shall mean a bona fide, written Acquisition Proposal that the Company did not solicit following the date of this Agreement that the Company Board determines in good faith would be reasonably likely to be consummated and would, if consummated, result in a transaction more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated hereby, (A) after consultation with a nationally recognized financial advisor, (B) after taking into account all of the terms and conditions of such Acquisition Proposal and any amendments to this Agreement proposed by Parent pursuant to Section 7.3(d), and (C) if (and only if) such Acquisition Proposal relates to a sale of tangible assets in an amount less than 100% of the consolidated tangible assets of the Company, after considering the value of the Company (as determined by the Company Board in good faith after consultation with a nationally recognized financial advisor) after giving effect to such Acquisition Proposal and, if applicable, any proposed or contemplated future sale or sales of the remaining consolidated assets of the Company; provided that for purposes of the definition of “Superior Proposal,” the references to “more than 15%” in the definition of Acquisition Proposal shall be deemed to be references to “more than 50%.”

(iii) “Intervening Event” shall mean any material fact, event, change, development, occurrence or set of circumstances that (A) was not known to the Company Board as of the date of this Agreement and becomes known to the Company Board prior to the Acceptance Time and (B) does not result from or arise out of any Acquisition Proposal.

Section 7.4. Indemnification; Exculpation; Insurance.

(a) The parties hereto shall cooperate and use their reasonable best efforts to respond to and defend against any threatened or actual claim, action, suit, arbitration, proceeding, investigation or inquiry, whether civil, criminal or administrative, in which any Person who is now, or who at any time prior to the date of this Agreement was, or who prior to the Effective Time becomes, a director, officer or employee of the Company or any of its Subsidiaries (including in his or her role as a fiduciary of the employee benefit plans of the Company or any of its Subsidiaries) (collectively, the “Indemnified Parties”) is, or is threatened to be, made a party or a witness, in whole or in part, as a result of or relating to (i) the fact that such Indemnified Party is or was a director, officer or employee of the Company, any of its current or former Subsidiaries or any of their respective predecessors or (ii) this Agreement or any of the transactions contemplated hereby, whether asserted or arising before or after the Effective Time (collectively, the “Indemnified Claims”). Notwithstanding the foregoing, each Indemnified Party shall furnish an undertaking to the Company, Parent or the Surviving Corporation, as applicable, consistent with the form undertaking that such Indemnified Party would have been required to provide to the Company pursuant to the Amended and Restated By-Laws of the Company assuming such Indemnified Person’s expenses were advanced pursuant to such By-Laws, to repay any expenses incurred in connection with such response or defense if it is ultimately determined that such Indemnified Party is not entitled to indemnification with respect thereto pursuant to the express provisions of this Section 7.4.

(b) From and after the Effective Time, Parent shall, to an extent at least as favorable as the indemnification and advancement of expenses provisions contained in the constituent documents of the Company and its Subsidiaries as of the date of this Agreement, (i) indemnify and hold harmless each Indemnified Party from and against all losses, claims, damages and liabilities, joint or several, to which such Indemnified Party may become subject under any applicable Laws or otherwise and relating to, arising out of or in connection with any Indemnified Claim and (ii) reimburse each Indemnified Party for all expenses (including reasonable fees and expenses of legal counsel) as they are incurred in connection with any Indemnified Claim. If indemnification or reimbursement is sought under this Section 7.4 by an Indemnified Party, then such Indemnified Party shall notify Parent of the Indemnified Claim; provided, however, that the failure to notify Parent shall not relieve Parent from any liability or obligation that it may have under this Section 7.4 or otherwise to such Indemnified Party except to the extent such failure materially prejudices Parent. Following such notification, Parent may elect in writing to assume the defense of such Indemnified Claim (and the costs related thereto), and upon such election, Parent shall not be liable for any legal costs subsequently incurred by such Indemnified Party (other than costs of investigation or the production of documents or witnesses) unless (A) Parent has failed to provide legal counsel reasonably satisfactory to such Indemnified Party in a timely manner or (B) such Indemnified Party shall have reasonably concluded that (1) the representation of such Indemnified Party by legal counsel selected by Parent would be inappropriate due to actual or potential conflicts of interest or (2) there may be legal defenses reasonably available to such Indemnified Party that are different from or additional to those available to Parent or any other Indemnified Party represented by such legal counsel, in which case such Indemnified Party may employ separate legal counsel to represent or defend him or her in such proceeding. Nothing set forth in this Section 7.4(b) shall preclude any Indemnified Party from retaining its own counsel at its own expense. Parent shall not, without the prior written consent of the applicable Indemnified Party, settle, compromise or consent to the entry of judgment in any matter in respect of which indemnification or advancement of expenses could be sought under this Section 7.4(b) (whether or not any Indemnified Party is an actual or potential party to such matter), unless such settlement, compromise or judgment includes a provision unconditionally releasing such Indemnified Party and all other Indemnified Parties from and holding them harmless against all liability in respect of claims by any releasing party related to or arising out of such matters or any transaction or conduct in connection therewith. Parent’s obligations under this Section 7.4(b) shall continue in full force and effect for a period of six years following the Effective Time; provided, however, that all rights in respect of an Indemnified Claim asserted or made within such period shall continue until the final disposition of such Indemnified Claim.

(c) Without limiting the foregoing: (i) during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, Parent shall cause the certificate or articles of incorporation and by-laws (and other similar organizational documents) of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions contained in the certificate or articles of incorporation and by-laws (or other similar organizational documents) of the Company and its Subsidiaries as of the date of this Agreement, and during such six-year period, such provisions shall not be repealed, amended or otherwise modified in any manner, except as required by applicable Laws; and (ii) all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the Indemnified Parties as provided in any indemnification agreements shall be assumed by the Surviving Corporation in the Merger, without further action, as of the Effective Time and shall survive the Merger and shall continue in full force and effect in accordance with their respective terms.

(d) Prior to the Effective Time, the Company shall, or if the Company is unable, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for a non-cancellable extension of the Company’s existing directors’ and officers’ liability insurance policy for a claims reporting or discovery period of at least six years after the Effective Time in respect of acts or omissions occurring prior to the Effective Time, including the transactions contemplated by this Agreement, covering each person currently covered by the Company’s directors’ and officers’ liability insurance policy, and each person who becomes covered by the Company’s directors’ and officers’ liability insurance policy prior to the Effective Time, on the same terms as the Company’s existing policy, provided that the premium for such “tail” policy shall not exceed 300% of the aggregate annual premiums that the Company is paying with respect to the Company’s directors’ and officers’ insurance policy for the current policy period that includes the date of this Agreement. If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policy as of the Effective Time, then for six years after the Effective Time,

Parent shall provide, or shall cause the Surviving Corporation to provide, directors’ and officers’ liability insurance coverage in respect of acts or omissions occurring prior to the Effective Time, including the transactions contemplated by this Agreement, covering each person currently covered by the Company’s directors’ and officers’ liability insurance policy, and each person who becomes covered by the Company’s directors’ and officers’ liability insurance policy prior to the Effective Time, on the same terms as the Company’s existing policy or, if such insurance coverage is unavailable, coverage that is on terms no less favorable to such persons than those of the Company’s existing policy; provided, however, that in satisfying its obligation under this Section 7.4(d), neither Parent nor the Surviving Corporation shall be obligated to pay annual premiums in excess of 300% of the aggregate annual premiums that the Company is paying with respect to the Company’s directors’ and officers’ insurance policy for the current policy period that includes the date of this Agreement, but in such case Parent shall, or shall cause the Surviving Corporation to, purchase as much coverage as possible for such amount.

(e) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its assets to any Person, then, and in each such case, Parent shall cause proper provisions to be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, expressly assume the obligations set forth in this Section 7.4.

(f) The provisions of this Section 7.4 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives and (ii) in addition to, and not in substitution of, any other rights, including rights to indemnification and advancement of expenses, that any Indemnified Party may be entitled to or hereafter acquire under any Law, Contract, provision of the Company’s or the Surviving Corporation’s certificate of incorporation or by-laws or otherwise.

Section 7.5. Employee Benefits. For a period of not less than 12 months following the Acceptance Time, Parent shall cause the Surviving Corporation to pay each employee of the Company or any of its Subsidiaries who is in employment of the Company or any of its Subsidiaries immediately prior to the Acceptance Time an amount at least equal to the annual base salary or hourly wage rate, as applicable, that was being paid to such individual as of the day immediately prior to the Acceptance Time. For a period of not less than 12 months following the Effective Time, Parent shall or shall cause the Surviving Corporation to (a) maintain in effect on behalf of employees of the Surviving Corporation and its Subsidiaries all employment, severance, termination, consulting, retirement, bonus and other compensation and benefit plans, programs, arrangements, agreements and policies (other than any equity-based plans) of the Company or any of its Subsidiaries as in effect as of the Acceptance Time (the “Existing Plans”) and (b) provide the employees of the Surviving Corporation and its Subsidiaries the same opportunity to participate in Parent’s equity-based plans as are provided to similarly situated employees of Parent. Parent shall take all actions required so that employees of the Surviving Corporation and its Subsidiaries shall receive service credit for their employment with the Company and its Subsidiaries for all purposes, other than benefit accruals under a defined benefit pension plan, under any employee benefit plans and arrangements sponsored by Parent. To the extent that Parent either provides coverage to the employees of the Surviving Corporation or any of its Subsidiaries other than under the Existing Plans or modifies any of the Existing Plans, Parent shall ensure that such plans waive any applicable waiting periods, pre-existing conditions or actively-at-work requirements and shall give such employees credit under the new coverages or benefit plans for deductibles, co-insurance and out-of-pocket payments that have been paid during the year in which such coverage or plan modification occurs. Nothing in this Section 7.5 shall create any third-party beneficiary right in any Person other than the parties to this Agreement, or create any right to continued employment.

Section 7.6. Company Indebtedness. As of the Acceptance Time, the Company shall, with Parent’s cooperation, use reasonable best efforts (which shall not include the incurrence by the Company of costs) to take all such actions as are necessary and appropriate to obtain at the Acceptance Time pay-off letters in a form reasonably satisfactory to Parent evidencing the amount (the “Pay-off Amount”) necessary to pay-off, at the Acceptance Time, all existing indebtedness and other obligations (including outstanding letters of credit) under the Revolving Credit Agreement, dated as of November 6, 2007, by and between the Company and Associated Bank, N.A., as amended (the “Revolving Credit Agreement”). At or prior to the Acceptance Time, Parent shall, or shall cause one of its Subsidiaries to, pay, on behalf of the Company, the Pay-off Amount to an account or accounts designated by the administrative agent under the Revolving Credit Agreement.

Section 7.7. Public Announcements. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent, and thereafter Parent and the Company shall consult with each other before issuing, and provide each other the opportunity to review, comment upon and concur with, any press release or other public statement with respect to the transactions contemplated by this Agreement, including the Offer and the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as either party may determine (based on the advice of outside legal counsel) is required by applicable Laws; provided, however, that the restrictions set forth in this Section 7.7 shall not apply to any release or announcement made or proposed to be made (a) following a determination by the Company Board that an Acquisition Proposal constitutes a Superior Proposal, (b) following a Change in Recommendation or (c) pursuant to Section 7.3(d).

Section 7.8. Stockholder Litigation. Subject to any fiduciary duties of the board of directors of the Company or any of its Subsidiaries, the Company shall consult with Parent in the Company’s defense or settlement of any stockholder litigation (other than any litigation or settlement where the interests of the Company or any of its Affiliates are adverse to those of Parent, Merger Sub or any of their respective Affiliates) against the Company and/or any of its directors or executive officers relating to the transactions contemplated by this Agreement, provided that the Company shall not settle, compromise or enter into an agreement regarding any settlement or compromise of any stockholder litigation relating to the transactions contemplated by this Agreement (other than any settlement solely for monetary damages paid entirely from proceeds of insurance, except for any applicable deductible) requiring the payment of any amount, acceptance of any liability, or admission of any violations of Law by the Company or its Subsidiaries without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed).

Section 7.9. Anti-Takeover Laws. In the event that any state anti-takeover or other similar Law is or becomes applicable to this Agreement or any of the transactions contemplated by this Agreement, the Company, Parent and Merger Sub shall use their respective reasonable best efforts to ensure that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement and otherwise to minimize the effect of such Law on this Agreement and the transactions contemplated hereby.

Section 7.10. Stock Exchange Delisting. Promptly following the Effective Time, Parent shall cause the Surviving Corporation to cause the Company Common Stock to be delisted from Nasdaq and deregistered under the Exchange Act.

Section 7.11. Rule 14d-10 Matters. Prior to the Acceptance Time, the Company (acting through the Compensation Committee of the Company Board) shall take all such actions as may be required to cause any agreements, arrangements or understandings that have been or will be entered into by Parent, the Company or any of their respective Affiliates with current or future directors, officers or employees of the Company and its Affiliates pursuant to which payments are made or to be made or benefits are granted or to be granted according to such arrangements (including any amendment or modification thereof) to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Section 7.12. Section 16(b) Exemption. The Company shall take all actions to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by this Agreement by each individual who is a director or executive officer of the Company to be exempt under Rule 16b-3 under the Exchange Act.

Section 7.13. Merger Sub and Surviving Corporation Compliance. Parent shall cause each of Merger Sub and the Surviving Corporation, as the case may be, to comply with all of its obligations under this Agreement, and Merger Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

Section 7.14. Merger Without Meeting of Stockholders. The parties shall take all necessary and appropriate action to cause the Merger to be effected without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL as soon as practicable following the Acceptance Time. Prior to the initial expiration date for the Offer, Parent shall transfer or cause to be transferred to Merger Sub all shares of Company Common Stock owned of record or beneficially by Parent or any of its other Subsidiaries, and the parties agree to take all action required to cause such shares to be held of record by Merger Sub prior to the Acceptance Time.

Section 7.15. Financing Cooperation.

(a) The Company shall use its commercially reasonable efforts to actively assist (and to cause the Subsidiaries of the Company to actively assist) Parent, Merger Sub and the Lenders in completing a syndication with respect to the Debt Financing, as such assistance may be reasonably requested by Parent from time to time, including: (i) using commercially reasonable efforts to ensure that the syndication efforts benefit from the Company’s and its Subsidiaries’ existing banking relationships; (ii) facilitating direct contact, following reasonable advance notice and during normal business hours, between senior management of the Company and the proposed Lenders; (iii) using commercially reasonable efforts to prepare and provide to the Lenders all reasonable information with respect to the Company and its Subsidiaries, including all financial information, projections and other forward-looking information (such projections and other forward-looking information, the “Projections”), as the Commitment Parties may reasonably request in connection with the Debt Financing and arrangement and syndication thereof; (iv) assisting, as such assistance may be reasonably requested by Parent from time to time, with the preparation of one or more confidential information memoranda and other marketing materials to be used in connection with the syndication associated with the Debt Financing; (v) facilitating the participation, following reasonable advance notice and during normal business hours, by the Company’s officers in meetings with prospective Lenders; (vi) furnishing, upon reasonable request and for no fee (other than the reimbursement of any out-of-pocket expenses), to the Commitment Parties electronic versions of the trademarks, service marks and corporate logos of the Company and its Subsidiaries solely for the purpose of facilitating the syndication of the Debt Financing (with no right of assignment or transfer); (vii) delivering to the administrative agent under the Debt Financing a secretary’s certificate of the Company and each Subsidiary of the Company that becomes a guarantor under the Debt Financing attaching the organizational documents, resolutions or other action approving the Debt Financing, and good standing and incumbency certificates with respect to the Company; and (viii) using commercially reasonable efforts to provide all documentation and other information with respect to the Company and its Subsidiaries that shall have been reasonably requested by such administrative agent at least seven days prior to the Closing Date that such administrative agent reasonably determines, based on the advice of legal counsel, is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law on October 26, 2001). No breach by the Company of this covenant shall be deemed material for purposes of this Agreement, nor shall any such breach give rise to any liability or obligation on the part of the Company or any rights on the part of Parent or Merger Sub, in each case, unless such breach is a material breach and is the primary cause of the Debt Financing not being funded under the Debt Commitment Letter. Parent shall indemnify and hold harmless the Company, its Subsidiaries and the Representatives for any liability, cost or expense (including all travel and administrative expenses and all reasonable fees of counsel, accountants and other financial advisors to the Company) arising out of their compliance with the foregoing covenants. All Lenders and Commitment Parties shall be deemed to be “Representatives” (as defined in the Confidentiality Agreement) of Parent, and all information obtained by Parent, any of its representatives, any Lender or any Commitment Party shall be subject to the provisions of the Confidentiality Agreement. Any failure by any Lender or Commitment Party to comply with the Confidentiality Agreement, or any act or omission by any Lender or Commitment Party that, if committed by Parent, would constitute a breach of the Confidentiality Agreement, shall be deemed to be a breach of the Confidentiality Agreement by Parent for which Parent shall be responsible.

(b) For purposes of this Agreement:

(i) “Debt Commitment Letter” means that certain executed commitment letter from JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC (the “Commitment Parties”).

(ii) “Debt Financing” means the financing contemplated by the Debt Commitment Letter, pursuant to which, and in accordance with the terms and subject to the conditions thereof, the Lenders have committed to lend the amounts set forth therein to Parent for the purpose of funding the transactions contemplated by this Agreement.

(iii) “Lenders” means the Commitment Parties, the group of proposed lenders to be identified in writing to the Company by the Commitment Parties, and any lender from time to time party to the credit agreement described in the Debt Commitment Letter.

Section 7.16. Financing. Parent shall use reasonable best efforts to arrange the Debt Financing as promptly as practicable following the date of this Agreement and to consummate the Debt Financing on the terms and subject to the conditions of this Agreement and the Debt Commitment Letter, including (a) maintaining in effect the Debt Commitment Letter; provided, however, that Parent may replace or amend the Debt Commitment Letter so long as (i) such replacement or amendment would not adversely impact or delay in any material respect the ability of Parent and Merger Sub to consummate the Offer, the Merger or the Debt Financing and (ii) Parent promptly (and, in any event within 24 hours of such replacement or amendment) provides a copy of such replacement or amendment to the Company, (b) satisfying on a timely basis the conditions set forth in the Debt Commitment Letter, and (c) negotiating, executing and delivering the definitive documents referenced in the Debt Commitment Letter that reflect the terms contained in the Debt Commitment Letter; provided, however, that such other terms would not adversely impact or delay in any material respect the ability of Parent and Merger Sub to consummate the Offer, the Merger or the Debt Financing. Parent shall give the Company prompt notice of any breach by any party to the Debt Commitment Letter of which Parent becomes aware; provided, however, that in no event shall Parent be under any obligation to disclose any information (i) that, if provided, would, based on the advice of counsel, adversely affect the ability of Parent or any of its Subsidiaries to assert attorney-client or attorney work product privilege or a similar privilege or (ii) as limited by applicable Laws; provided, further, that Parent shall use reasonable best efforts to cause such information to be made available in a manner that would not reasonably be expected to cause such waiver or violation.

ARTICLE 8

CONDITIONS TO THE MERGER

Section 8.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of Parent, Merger Sub and the Company to effect the Merger shall be subject to the satisfaction or waiver, on or prior to the Closing Date, of the following conditions:

(a) Legality. No Law or Order (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated, adopted, issued or enforced by any Governmental Entity that is then in effect and has the effect of prohibiting the consummation of the Merger.

(b) Purchase of Shares. Merger Sub shall have accepted for payment, or caused to be accepted for payment, the shares of Company Common Stock validly tendered (and not withdrawn) pursuant to the Offer.

ARTICLE 9

TERMINATION

Section 9.1. Termination. This Agreement may be terminated and the Offer may be abandoned by action taken, authorized or directed by the board of directors of the terminating party or parties at any time prior to the Effective Time:

(a) by mutual written agreement of Parent and the Company; or

(b) by either Parent or the Company, if

(i) (A) a Law shall have been enacted, entered, promulgated or enforced by a Governmental Entity of competent jurisdiction after the date of this Agreement remaining in effect prohibiting the consummation of the Offer or the Merger, (B) an Order shall have been enacted, entered, promulgated or issued by a Governmental Entity of competent jurisdiction permanently enjoining or otherwise prohibiting the consummation of the Offer or the Merger, and such Order shall have become final and non-appealable; provided, however, that the party seeking to terminate this Agreement pursuant to this clause (B) shall have used its reasonable best efforts to remove such Order, or (C) a Governmental Entity shall have failed to issue an Order or to take any other action that is necessary for the waiting period (and any extension thereof) applicable to the Offer and the Merger under the HSR Act to terminate or expire, and such denial of a request to issue such Order or to take such other action shall have become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this clause (C) shall not be available to any party whose failure to comply with Section 7.2 has been the cause of such inaction; or

(ii) the Acceptance Time has not occurred on or prior to 120 days after the date of this Agreement; provided that, in the event that on such date, all of the conditions to the Offer set forth in Annex I have been satisfied or waived by Parent and Merger Sub, other than the HSR Condition and those conditions that by their nature are to be satisfied at the Expiration Date, the Outside Date shall be automatically extended for an additional 60 days (such date, extended pursuant to this clause (b)(ii), the “Outside Date”); provided further that the right to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall not be available to any party whose breach of any representation, warranty or covenant set forth in this Agreement has been the primary cause of, or primarily resulted in, the failure of the Acceptance Time to have occurred on or prior to the Outside Date; or

(c) by the Company (if the Acceptance Time has not occurred) if:

(i) (A) Merger Sub fails to commence the Offer in violation of Section 1.1(a) or (B) Merger Sub, in violation of the terms of this Agreement, fails to accept for payment and to purchase validly tendered (and not withdrawn) shares of Company Common Stock pursuant to the Offer; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(c)(i) if any of the events or circumstances referred to in this Section 9.1(c)(i) directly or indirectly resulted primarily from or was primarily caused by the Company having breached its obligations under this Agreement; or

(ii) all of the following shall have occurred: (A) Parent shall have breached or failed to comply with any of its covenants or other agreements contained in this Agreement or any of its representations and warranties set forth in this Agreement shall have become untrue as of any date subsequent to the date of this Agreement, (B) such breach, failure to perform or failure of such representations and warranties to be true and correct, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect, (C) the Company shall have delivered to Parent written notice of such breach or failure to perform, and (D) such breach or failure to perform is incapable of being cured by Parent prior to the Outside Date or, if such breach or failure to perform is capable of being cured by Parent prior to the Outside Date, Parent shall not have cured such breach or failure to perform within 30 days after receipt of such written notice (but no later than the Outside Date); or

(iii) the Company Board has determined to enter into a definitive Company Acquisition Agreement with respect to a Superior Proposal, but only if the Company shall have complied in all material respects with its obligations under Section 7.3 with respect to such Superior Proposal (and any Acquisition Proposal that was a precursor thereto); provided, however, that concurrently with or as promptly as reasonably practicable following such termination under this Section 9.1(c)(iii), the Company shall enter into a definitive Company Acquisition Agreement with respect to such Superior Proposal and make the payment required by Section 9.3(a); or

(d) by Parent (if the Acceptance Time has not occurred) if:

(i) all of the following shall have occurred: (A) the Company shall have breached or failed to comply with any of its covenants or other agreements contained in this Agreement or any of its representations and warranties set forth in this Agreement shall have become untrue as of any date subsequent to the date of this Agreement, (B) such breach, failure to perform or failure of such representations and warranties to be true and correct, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect, (C) Parent shall have delivered to the Company written notice of such breach or failure to perform, and (D) such breach or failure to perform is incapable of being cured by the Company prior to the Outside Date or, if such breach or failure to perform is capable of being cured by the Company prior to the Outside Date, the Company shall not have cured such breach or failure to perform within 30 days after receipt of such written notice (but no later than the Outside Date); or

(ii) (A) the Company Board has effected a Change in Recommendation or (B) the Company has committed a willful and material breach of its covenants set forth in Section 7.3.

Section 9.2. Notice of Termination; Effect of Termination. Any valid termination of this Agreement pursuant to Section 9.1 shall be effective immediately upon the delivery of written notice of the terminating party to the other party or parties hereto, as applicable. In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall become null, void and have no further force or effect without liability of any party or parties hereto, as applicable (or any partner, member, stockholder, director, officer, employee, affiliate, agent or other representative of such party or parties), to the other party or parties hereto, as applicable, except (a) for the terms of the last sentence of Section 1.2(b) and Section 7.1, this Section 9.2, Section 9.3 and Article 10, each of which shall survive the termination of this Agreement, and (b) subject to Section 9.3, nothing in this Agreement shall relieve any party or parties hereto, as applicable, from liability or damages for any willful and material breach of, or fraud in connection with, this Agreement, or as provided in the Confidentiality Agreement, in which case the aggrieved party shall be entitled to all rights and remedies available at Law or in equity and shall be entitled to recover court costs and reasonable attorneys’ fees in addition to any other relief to which it may be entitled.

Section 9.3. Termination Fees.

(a) If:

(i) (A) this Agreement is validly terminated (x) by Parent pursuant to Section 9.1(b)(ii) or (y) by the Company pursuant to Section 9.1(b)(ii) in a circumstance in which Parent would have been permitted to terminate this Agreement pursuant to Section 9.1(b)(ii), (B) at or prior to the termination of this Agreement, a third Person shall have delivered to the Company Board a bona fide Acquisition Proposal (and such Acquisition Proposal shall not have been withdrawn prior to the termination of this Agreement) (such Acquisition Proposal, the “Outstanding Proposal”), and (C) within twelve months after the termination of this Agreement (the “Tail Period”), the Company enters into a definitive agreement with respect to the Outstanding Proposal and the Outstanding Proposal is consummated (whether or not such consummation occurs within the Tail Period) (for the purposes of the definition of “Outstanding Proposal” only, references in the definition of “Acquisition Proposal” to “15%” shall be replaced with references to “50%”);

(ii) the Company terminates this Agreement pursuant to Section 9.1(c)(iii);

(iii) Parent terminates this Agreement pursuant to Section 9.1(d)(ii)(A) or,

(iv) (A) Parent terminates this Agreement pursuant to Section 9.1(d)(ii)(B) and (B) within twelve months after the termination of this Agreement by Parent pursuant to such Section 9.1(d)(ii)(B), the Company enters into a definitive Company Acquisition Agreement with the Person in respect of which the Company committed such willful and material breach of Section 7.3 and the Acquisition Proposal that is the subject of such definitive Company Acquisition Agreement is consummated, then the Company shall pay to Parent a termination fee equal to 3.5% of the aggregate Merger Consideration payable to all holders of Company Common Stock, Company Restricted Shares and Company Stock Options pursuant to Section 2.8(a) and Section 2.9 (the “Company Termination Fee”), by wire transfer of immediately available funds to one or more accounts designated in writing by Parent, (I) in the case of clause (i) above, on the date on which the Company consummates the Outstanding Proposal, (II) in the case of clause (ii) above, concurrently with such termination, (III) in the case of termination pursuant to clause (iii) above, within two Business Days following the date of such termination, and (IV) in the case of clause (iv) above, on the date on which the Company consummates the Acquisition Proposal.

(b) In no event shall the Company be required to pay the Company Termination Fee on more than one occasion whether or not the Company Termination Fee may be payable at the same time or at different times and/or based upon the occurrence of different events.

(c) In the circumstances in which the Company Termination Fee is paid in accordance with Section 9.3(a), Parent’s receipt of the Company Termination Fee from the Company pursuant to Section 9.3(a) shall (i) subject to Section 9.3(d), be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for the termination giving rise to payment of such Company Termination Fee and (ii) subject to Section 9.3(d) and Section 10.11, be the sole and exclusive remedy of Parent and Merger Sub against the Company, its Subsidiaries and each of their respective former, current and future directors, officers, employees, agents, general and limited partners, managers, members, stockholders, Affiliates and assignees and each former, current or future director, officer, employee, agent, stockholder, general or limited partner, manager, member, stockholder, Affiliate or assignee of any of the foregoing (each, a “Company Party”) for any loss or damage suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder, and no Company Party shall have any other liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby; provided, however, that in no event shall the Company’s liability for the Company’s fraud or willful and material breach of this Agreement be so limited.

(d) The parties acknowledge that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the parties would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to Section 9.3(a) and, to obtain such payment, Parent or Merger  Sub commences a suit that results in a judgment against the Company for the amount set forth in Section 9.3(a), then the Company  shall pay to Parent or Merger Sub, as the case may be, (A) Parent’s or Merger Sub’s reasonable costs and expenses (including reasonable attorneys’ fees) in connection with such suit and (B) interest on the amount payable pursuant to such judgment at the interest rate  per annum described as the prime lending rate in The Wall Street Journal on the date of payment and compounded quarterly, with such interest being payable in respect of the period from the  date that  payment was  originally required  to be  made pursuant  to Section 9.3(a) through the date of payment.

ARTICLE 10

MISCELLANEOUS

Section 10.1. No Other Representations and Warranties. Parent and Merger Sub acknowledge that the detailed representations and warranties set forth in this Agreement have been negotiated at arm’s length among sophisticated business entities. Except for the representations and warranties expressly set forth in Article 4, Parent and Merger Sub acknowledge that none of the Company, any Subsidiary of the Company or any of their respective Affiliates or any Person acting on behalf of any of the foregoing makes or has made any other express or any implied representation or warranty to Parent or Merger Sub as to the accuracy or completeness of any information regarding the Company, its Subsidiaries or any other matter. Except for the representations and warranties expressly set forth in Article 4, Parent and Merger Sub further agree that none of the Company, any Subsidiary of the Company or any other Person shall have or be subject to any liability to Parent, Merger Sub or any other Person resulting from the distribution to Parent and/or Merger Sub, or Parent’s and/or Merger Sub’s use, of any such information, including any information, document or material made available or provided to Parent or Merger Sub in certain “data rooms,” management presentations or offering or information memoranda, or in any other form, in expectation of the transactions contemplated by this Agreement. Parent and Merger Sub acknowledge that the burden to conduct an investigation of the Company and its Subsidiaries lies solely with Parent and Merger Sub and that Parent and Merger Sub bear the risk that any information, document or material made available or provided to them in the course of its investigation is inaccurate or incomplete, except to the extent otherwise expressly set forth in Article 4. Without limitation, in connection with Parent’s investigation of the Company and its Subsidiaries, Parent has received from or on behalf of the Company or its Affiliates certain estimates, projections and other forecasts and plans. Parent and Merger Sub acknowledge that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Parent and Merger Sub are familiar with such uncertainties and that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections and forecasts). Unless otherwise expressly set forth in Article 4, none of the Company, its Subsidiaries, any Affiliate of the Company or its Subsidiaries or any Person acting on behalf of the Company, its Subsidiaries and their respective Affiliates makes any representation or warranty with respect to such estimates, projections and other forecasts and plans (including the reasonableness of the assumptions or the accuracy of the information underlying such estimates, projections and forecasts).

Section 10.2. Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements contained in this Agreement or in any document delivered pursuant hereto shall survive the Effective Time, except that any agreements or covenants that contemplate performance after the Effective Time shall survive the Effective Time in accordance with their respective terms.

Section 10.3. Expenses. Whether or not the Offer is consummated and except to the extent otherwise expressly set forth in this Agreement (including Section 7.2 and Section 9.3), each party shall bear its own expenses and the expenses of its counsel and other agents and representatives in connection with the transactions contemplated by this Agreement, including in connection with claims by any Person that it is entitled to brokerage commissions or finder’s fees as a result of the action of such Person or any Affiliate of such Person; provided that Parent shall bear all expenses incurred in connection with the printing and mailing of the Schedule TO and the Offer Documents, and the Company shall bear all expenses incurred in connection with the printing and mailing of the Schedule 14D-9.

Section 10.4. Notices. All notices, requests, demands and other communications under this Agreement shall be given in writing and shall be personally delivered, sent by facsimile transmission or sent by private overnight mail courier service as follows:

If to the Company: Magnetek, Inc.
N49 W13650 Campbell Drive
Menominee Falls, Wisconsin 53051
Attention:	Scott S. Cramer Vice President, General Counsel and Corporate Secretary
Facsimile:	(262) 783-3509

with a copy to (which shall not constitute notice):

Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
Attention:	Patrick G. Quick
Spencer T. Moats
Facsimile:	(414) 297-4900

If to Parent or Merger Sub:

Columbus McKinnon Corporation
140 John James Audubon Parkway
Amherst, New York 14228
Attention:	Alan S. Korman, General Counsel
Facsimile:	(716) 689-5598

with a copy to (which shall not constitute notice):

Latham & Watkins LLP
330 N. Wabash Ave.
Suite 2800
Chicago, IL 60611
Attention:	Mark D. Gerstein Bradley C. Faris
Facsimile:	(312) 993-9767

or to such other person or address as any party shall have specified by notice in writing to the other party. If personally delivered, then such communication shall be deemed delivered upon actual receipt; if sent by facsimile transmission, then such communication shall be deemed delivered the day of the transmission or, if the transmission is not made before 5:00 p.m. at the place of receipt, on a Business Day, the first Business Day after transmission (and the sender shall bear the burden of proof of delivery); and if sent by overnight courier, then such communication shall be deemed delivered upon receipt.

Section 10.5. Amendment. Any provision of this Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment is in writing and is signed by each party to this Agreement; provided that, after the Acceptance Time, no amendment shall be made that decreases the Offer Price or the Merger Consideration or otherwise adversely affect the rights of any of the Company’s stockholders (other than Parent or its Affiliates) hereunder without the approval of such stockholder.

Section 10.6. Waiver. At any time prior to the Effective Time: (a) Parent may extend the time for the performance of any of the obligations or other acts of the Company under or pursuant to this Agreement, and the Company may extend the time for the performance of any of the obligations or other acts of Parent or Merger Sub under or pursuant to this Agreement; (b) Parent may waive any inaccuracies in the representations and warranties made by the Company in this Agreement or in any document delivered pursuant hereto, and the Company may waive any inaccuracies in the representations and warranties made by Parent or Merger Sub in this Agreement or in any document delivered pursuant hereto; and (c) Parent may waive compliance with any of the agreements made by the Company, or any of the conditions benefiting Parent or Merger Sub contained, in this Agreement, and the Company may waive compliance with any of the agreements made by Parent or Merger Sub, or any of the conditions benefiting the Company contained, in this Agreement. Any agreement on the part of Parent or the Company to any such extension or waiver shall be valid only as against such party (and, in the case of an extension or waiver by Parent, against Merger Sub) and only if set forth in a written instrument signed on behalf of such party.

Section 10.7. Entire Agreement; Parties in Interest.

(a) This Agreement (including the Schedules, Exhibits and Annex attached hereto) and the Confidentiality Agreement constitute (together with the other documents and instruments to be executed and delivered pursuant hereto) the entire agreement, and supersede all prior understandings, agreements or representations, by or among the parties hereto with respect to the subject matter hereof.

(b) This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than (i) as provided in Section 7.4 and Section 10.9(b) (the provisions of which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons), (ii) after the Acceptance or the Effective, as applicable, Time, the rights of (A) the holders of Company Common Stock to receive the Offer Price in accordance with Section 1.1 or to receive the Merger Consideration in accordance with Section 3.2 and (B) the holders of Company Restricted Shares and Company Stock Options to receive the consideration described in Section 2.9 (which rights are intended to be for the benefit of such holders and may be enforced by such holders), and (iii) the right of the Company, on behalf of the holders of Company Common Stock, Company Restricted Shares and Company Stock Options, to pursue specific performance as set forth in Section 10.11 or, if specific performance is not sought or not granted as a remedy, damages (which damages may be based on the consideration that would have otherwise been payable to such holders, lost premium and any decrease in the value of the Company Common Stock, Company Restricted Shares and Company Stock Options, as applicable).

Section 10.8. Assignment; Binding Effect. No party hereto may assign, transfer or encumber this Agreement or any of its rights, interests or obligations hereunder (whether by operation of Law or otherwise) without the prior written approval of the other parties hereto, and any attempted assignment without such prior written approval shall be void and without legal effect. Subject to the preceding sentence, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and permitted assigns.

Section 10.9. Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule. Each party hereto stipulates that any dispute or disagreement between or among any of the parties hereto as to the interpretation of any provision of, or the exercise of any rights or the performance of obligations under, this Agreement shall be commenced and prosecuted in its entirety in, and consents to the exclusive jurisdiction and proper venue of, the Delaware Chancery Court or, if such court does not have jurisdiction of the dispute, any federal court located in the State of Delaware, and each party hereto consents to personal and subject matter jurisdiction and venue in such courts and waives and relinquishes all right to attack the suitability or convenience of such venue or forum by reason of their present or future domiciles, or by any other reason. The parties hereto acknowledge that all directions issued by the forum court, including all injunctions and other decrees, will be binding and enforceable in all jurisdictions and countries. Each party hereby waives its right to a trial by jury of any claim or cause of action arising out of or relating to Parent’s investigation of the Company, this Agreement, the negotiation and execution of this Agreement or any Contract entered into pursuant hereto (except to the extent otherwise expressly set forth therein) and the performance by the parties of its or their terms in any action, proceeding or other litigation of any type brought by one party against another, regardless of the basis of the claim or cause of action.

(b) Notwithstanding anything to the contrary contained in this Agreement, each of the parties hereto: (i) agrees that it will not bring or support any Person in any action, suit, proceeding, cause of action, claim, cross-claim or third-party claim of any kind or description, whether at law or in equity, whether in contract or in tort or otherwise, against any of the Lenders in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including, but not limited to, any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, in any forum other than the federal and New York state courts located in the Borough of Manhattan within the City of New York; (ii) agrees that, except as specifically set forth in the Debt Commitment Letter, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Lenders in any way relating to the Debt Commitment Letters or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules or conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction; and (iii) hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation (whether at law or in equity, whether in contract or in tort or otherwise) directly or indirectly arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby. Notwithstanding anything to the contrary contained in this Agreement, except for claims by Parent or the Merger Sub against the Lenders pursuant to the Debt Commitment Letter and any definitive documents related thereto, (A) none of the parties hereto nor any of their respective subsidiaries, Affiliates, directors, officers, employees, agents, partners, managers, members or stockholders shall have any rights or claims against any Lender, in any way relating to this Agreement or any of the transactions contemplated by this Agreement, or in respect of any, or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, whether at law or in equity, in contract, in tort or otherwise and (B) no Lender shall have any liability (whether in contract, in tort or otherwise) to any party hereto or any of their respective subsidiaries, Affiliates, directors, officers, employees, agents, partners, managers, members or stockholders for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, whether at law or in equity, in contract, in tort or otherwise. None of the limitations in this Section 10.9(b) shall be deemed to affect any party’s right to seek specific performance pursuant to and in accordance with Section 10.11. The Lenders are intended third party beneficiaries of this Section 10.9(b).

Section 10.10. Severability. If any term or provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any Law or public policy, then all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 10.11. Enforcement of Agreement. The parties hereto agree that money damages or any other remedy at law would not be a sufficient or adequate remedy for any actual or threatened breach or violation of, or default under, this Agreement by any of them and that, notwithstanding any other provision in this Agreement to the contrary, each aggrieved party shall be entitled, to the fullest extent permitted by Law, to an injunction restraining such actual or threatened breach, violation or default and to any other equitable relief, including specific performance, without bond or other security being required.

Section 10.12. Counterparts. This Agreement may be executed by signatures exchanged via facsimile or other electronic means and in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 10.13. Headings. The Article and Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 10.14. Interpretation. Any reference to any supranational, national, state, provincial, municipal, local or foreign Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context otherwise requires. When a reference is made in this Agreement to Sections, Schedules, Exhibits or Annex, such reference shall be to a Section of or Schedule, Exhibit or Annex to this Agreement, unless otherwise indicated. Unless the context requires otherwise, the word “or,” when used in this Agreement, shall not be exclusive. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “knowledge,” when used in the phrases “to the knowledge of the Company” or “the Company does not have knowledge,” or words of similar import, shall mean, and shall be limited to, the actual knowledge of the individuals listed in Exhibit 10.14(a). The word “knowledge,” when used in the phrases “to the knowledge of Parent” or “Parent does not have knowledge,” or words of similar import, shall mean, and shall be limited to, the actual knowledge of the individuals listed in Exhibit 10.14(b).

Section 10.15. Definitions. For purposes of this Agreement, the term:

(a) “Affiliates” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the powers to direct or cause the direction of management or policies of a Person, through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

(b) “Business Day” shall mean any day other than a Saturday, Sunday or a day on which banks are required or authorized to close in the City of New York, New York.

(c) “Company Balance Sheet” shall mean the audited consolidated balance sheet of the Company as of December 28, 2014 and the footnotes thereto set forth in the Company’s Annual Report on Form 10-K for the year ended December 28, 2014.

(d) “Company Balance Sheet Date” shall mean December 28, 2014.

(e) “Company Contract” shall mean each Contract of the type described in Section 4.19(a) and each Contract that the Company has filed as an exhibit to a report with the SEC under Item 601 of Regulation S-K under the Exchange Act and, in each case, which remains in effect.

(f) “Company Material Adverse Effect” shall mean a material adverse effect on the business, results of operations, financial condition or assets of the Company and its Subsidiaries taken as a whole, excluding any such effect to the extent related to or arising as a result of: (i) any change in conditions generally affecting the industries in which the Company and its Subsidiaries participate, the U.S. economy as a whole or the capital markets in general or the markets in which the Company and its Subsidiaries operate; (ii) any change in, or proposed or potential change in, applicable Laws or the interpretation of any of the foregoing; (iii) any change in GAAP or other accounting requirements or principles or the interpretation thereof; (iv) the announcement or pendency of the transactions contemplated by this Agreement, including any adverse change in customer, distributor, employee, supplier, financing source or joint venture partner or similar relationships, including as a result of the identity of Parent hereunder; (v) adverse seasonal weather or any earthquakes, hurricanes, tornados, floods or other natural disasters in the United States; (vi) compliance with the terms of, or the taking of any action contemplated by, this Agreement (provided that the exception in this clause (vi) shall not apply in the context of the representations and warranties in Section 4.3(a)(ii); (vii) the failure of the Company or any Subsidiary of the Company to meet or achieve the results set forth in any projection or forecast, the downgrade in rating of any debt securities of the Company by Standard & Poor’s Rating Group, Moody’s Investor Services, Inc. or Fitch Ratings, or changes in the price or trading volume of the Company’s stock (provided that clause (vii) shall not prevent a determination that any change or effect that has resulted in such failure to meet projections or forecasts or in such downgrade has, in and of itself, resulted in a Company Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Company Material Adverse Effect)); (viii) the commencement, continuation or escalation of a war, material armed hostilities or other material international or national calamity or act of terrorism; or (ix) any change in foreign exchange rates, except, in the case of clauses (i), (ii), (iii), (v), (viii) and (ix), to the extent such change materially and disproportionately impacts the Company and its Subsidiaries taken as whole, as compared to other Persons or businesses engaging principally in the industry in which the Company or its Subsidiaries operate.

(g) “Environmental Laws” shall mean all Laws in effect as of the date of this Agreement of any Governmental Entity having jurisdiction over the Company or its Subsidiaries relating to the protection of the environment or to pollutants, contaminants or Hazardous Substances or toxic substances, materials or wastes.

(h) “Hazardous Substance” shall mean any substance defined as or regulated as a “pollutant,” a “contaminant,” a “hazardous substance,” a “hazardous material,” a “toxic chemical” or a “hazardous waste” under any Environmental Law or any substance that has the characteristics of being a toxic, hazardous, radioactive, ignitable, corrosive or reactive substance, waste or material, as defined by or regulated under any Environmental Law.

(i) “Intellectual Property Rights” shall mean rights in the following: (i) all registered or common law trademark rights, business identifiers, trade dress, service marks, trade names and brand names; (ii) all registered or common law copyrights and all other rights associated therewith and the underlying works of authorship; (iii) all issued and pending patents and all proprietary rights associated therewith; and (iv) all inventions, know how, discoveries, improvements, designs, computer source codes, programs and other software (including all machine readable code, printed listings of code, documentation and related property and information), trade secrets, websites, registered domain names, shop and royalty rights and all other types of intellectual property.

(j) “Lien” shall mean any mortgage, lien, pledge, charge, security interest or encumbrance of any kind.

(k) “Parent Material Adverse Effect” shall mean a material adverse effect that prevents or delays beyond the Outside Date, or would reasonably be expected to prevent or delay beyond the Outside Date, Parent’s or Merger Sub’s ability to consummate the Offer and the Merger.

(l) “Permitted Lien” shall mean any of the following: (i) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings for which adequate accruals or reserves have been established and included in the consolidated balance sheets included in or incorporated by reference into the Company SEC Reports filed on or after December 31, 2012 and prior to the date of this Agreement; (ii) Liens affecting the interest of the grantor of any easements benefitting owned real property and Liens attaching to real property, fixtures or leasehold improvements, which would not materially impair the use of the real property in the operation of the business thereon; (iii) statutory Liens of landlords with respect to leased real property; (iv) Liens reflected in consolidated balance sheets included in or incorporated by reference into the Company SEC Reports filed on or after December 31, 2012 and prior to the date of this Agreement; (v) Liens in favor of vendors, carriers, warehousemen, mechanics, materialmen or repairmen, construction Liens or similar Liens or other encumbrances arising by operation of applicable Laws, in each case, for amounts not yet delinquent or that are being contested in good faith; (vi) Liens created under joint operating agreements, participation agreements or development agreements, in each case, for amounts not yet delinquent or that are being contested in good faith; (vii) in the case of real property, in addition to the items described in clauses (i), (ii), (iii) and (v), zoning, building, or other restrictions, variances, covenants, rights of way, encumbrances, easements and other irregularities in title, none of which, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected parcel or materially impair the value of such property; (viii) Liens under the Revolving Credit Agreement; and (ix) Liens that, individually or in the aggregate, do not materially detract from the value, or impair in any material manner the use, of the properties or assets subject thereto.

(m) “Person” shall mean an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity or organization, including a Governmental Entity.

(n) “Regulatory Law” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other supranational, national, state, provincial, municipal, local or foreign Laws, Orders and administrative and judicial doctrines that are designed or intended to prohibit, restrict or regulate (i) foreign investment or (ii) actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

(o) “Subsidiary” of any Person shall mean any corporation or other form of legal entity an amount of the outstanding voting securities of which sufficient to elect at least a majority of its board of directors or other governing body (or, if there are not such voting securities, 50% or more of the equity interests of which) is owned or controlled, directly or indirectly, by such Person.

(p) “Tax Return” shall mean a return, declaration, report, estimate, claim for refund, or information return or statement relating to, or required to be filed in connection with, any Taxes, including any schedule, form, attachment or amendment.

(q) “Taxes” shall mean all federal, state, local, foreign or other taxes of any kind (together with any and all interest, penalties and additions to tax imposed with respect thereto) imposed by any tax authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, severance, excise, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth, and taxes or other charges in the nature of excise, withholding, ad valorem or value added.

(r) “Tax Sharing Agreement” means any existing Contract (whether or not written) binding a party or any of its Subsidiaries that provides for the allocation, apportionment, sharing or assignment of any income Tax (or franchise Tax based on income) liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s income Tax (or franchise Tax based on income) liability (excluding any indemnification agreement or arrangement pertaining to the sale or lease of assets or Subsidiaries).

[Signature Pages Follow.]

IN WITNESS WHEREOF, the parties hereto have caused their respective authorized officers to duly execute this Agreement and Plan of Merger as of the day and year first written above.

COLUMBUS MCKINNON CORPORATION

By:	/s/ Timothy T. Tevens
Name:	Timothy T. Tevens
Title:	President and Chief Executive Officer

MEGATRON ACQUISITION CORP.

By:	/s/ Timothy T. Tevens
Name:	Timothy T. Tevens
Title:	President

Signature Pages to Agreement and Plan of Merger

MAGNETEK, INC.

By:	/s/ Peter M. McCormick
Name:	Peter M. McCormick
Title:	President and Chief Executive Officer

Signature Pages to Agreement and Plan of Merger

ANNEX A

CONDITIONS TO THE OFFER

Notwithstanding any other provision of the Offer, Merger Sub shall not be obligated to accept for payment or pay for, subject to Rule 14e-l(c) under the Exchange Act, any shares of Company Common Stock pursuant to the Offer unless, as of immediately prior to the Expiration Date, (a) there shall have been validly tendered in accordance with the terms of the Offer (and not withdrawn) a number of shares of Company Common Stock (excluding shares of Company Common Stock tendered pursuant to notices of guaranteed delivery for which shares of Company Common Stock have not been received by the depository) that, together with the shares of Company Common Stock then owned by Parent and Merger Sub (if any), represents at least a majority of all then outstanding shares of Company Common Stock entitled to vote (the “Minimum Tender Condition”), (b) the waiting period (and any extension thereof) applicable to the Offer and the Merger under the HSR Act shall have been terminated or shall have expired (the “HSR Condition”), and (c) none of the following events shall have occurred and be continuing:

(i) there shall be any Order (whether temporary, preliminary or permanent in nature) issued by any court of competent jurisdiction or other restraint or prohibition of any Governmental Entity of competent jurisdiction in effect, or any Law enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity of competent jurisdiction and remaining in effect, that, in any such case, prohibits or makes illegal the consummation of the Offer or the Merger;

(ii) (A) any representation or warranty of the Company contained in Section 4.2, Section 4.4, Section 4.22 and Section 4.23 of the Agreement shall not have been true and correct in all respects as of the date of this Agreement or as of and as though made on the Expiration Date, except for any failures of any of the representations and warranties in such Section 4.2, Section 4.4, Section 4.22 and Section 4.23 of the Agreement to be so true and correct that, individually or in the aggregate, are immaterial in nature and amount or (B) any of the other representations or warranties of the Company contained in Article 4 of the Agreement shall not have been true and correct as of the date of this Agreement or as of and as though made on the Expiration Date, in each case, without giving effect to any Company Material Adverse Effect or other materiality qualifications contained therein, except (I) to the extent any such representation or warranty expressly addresses matters only as of a specified date, which need only be true and correct as of such specified date, and (II) for any failures of any such representations and warranties to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect (and, in the case of Section 4.19(a)(iii), a material adverse effect on the business, results of operations, financial condition or assets of Parent and its Subsidiaries taken as a whole);

(iii) the Company shall have materially breached or materially failed to comply with any of its material agreements or covenants required to be performed by it under the Agreement at or prior to the Expiration Date;

(iv) any change, effect, occurrence, development or circumstance (or combination thereof) shall have occurred or become known (and shall be continuing) that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

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(v) the Agreement shall have been terminated in accordance with its terms; or

(vi) the Company shall have failed to deliver to Parent immediately prior to the Expiration Date a certificate executed on behalf of the Company by the chief executive officer or the chief financial officer of the Company certifying that none of the conditions set forth in clauses (c)(ii), (c)(iii) and (c)(iv) above shall have occurred and be continuing at the then scheduled Expiration Date.

Other than the Minimum Tender Condition, which is for the benefit of the Company, Parent and Merger Sub and may be waived by Parent or Merger Sub only with the prior written consent of the Company, the foregoing conditions are for the sole benefit of Parent and Merger Sub and, subject to the terms and conditions of this Agreement and the applicable rules and regulations of the SEC, may be waived by Parent and Merger Sub in whole or in part at any time and from time to time in their sole discretion. Capitalized terms used but not defined in this Annex A shall have the respective meanings ascribed to such terms in the Agreement to which this Annex A is attached.

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